                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer
                   Pursuant to Rule 13a - 16 or 15d - 16 of
                     the Securities Exchange Act of 1934

                           For the month of May, 2000

                          Intertape Polymer Group Inc.

            110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

              [Indicate by check mark whether the registrant files or
            will file annual reports under over Form 20-F or Form 40-F.

                       Form 20-F  X           Form 40-F
                                 ---                    ---

                  [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is also
            thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                   No   X
                                 ---                   ---

                  [If "Yes" is marked, indicate below the file number
             assigned to the registrant in connection with Rule 12g3-2(b):

82-
   -------

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

May 19,2000                        By:  /s/ Andrew M. Archibald
                                      ----------------------------------
                                            Andrew M. Archibald C.A.
                                            Chief Financial Officer, Secretary,
                                            Treasurer, & Vice President
                                            Administration

INTERTAPE POLYMER GROUP INC.
1999 ANNUAL REPORT


CORPORATE PROFILE


Intertape Polymer Group Inc. (IPG) is a recognized leader in the development and manufacturing of specialized polyolefin plastic & paper packaging products and complementary packaging systems. Headquartered in Montreal, Quebec, the Company has strategically grown to support operations in 19 locations including 15 manufacturing facilities, with over 3,000 employees.

IPG's advanced manufacturing technologies offer the flexibility to produce a wide range of products that reflect the needs of our customers. These include products sold through IPG distributors, consisting of: Intertape-Registered Trademark- brand hot-melt, acrylic and natural rubber pressure-sensitive carton sealing tapes, water-activated carton sealing tape, masking tape, duct tape; Exlfilm-Registered Trademark- brand shrink film; and StretchFlex-TM- brand stretch wrap. Examples of products sold directly to end users include a wide range of Nova-Thene-Registered Trademark- brand woven polyolefin products; Intertape-Registered Trademark- brand flexible intermediate bulk containers
(FIBC); and transport & display cases that are either sold to the customer or rented.

Since its inception in 1981, IPG has become a major presence in North America by focusing on large niche markets, continuing its momentum of successful rapid growth and remaining for the most part, the low cost producer. With this strategy, IPGs' competitively priced products are sold to both a broad range of industrial / specialty distributors, retail stores and large end-users in diverse industries. These industries include the aeronautical, agricultural, automotive, beverage, chemical, construction, food, forest, geotextile, mining, pharmaceutical, paper, recreational, sports and transportation industries.

The Company's financial strength establishes the foundation for continued organic growth, acquisitions and new product development. These combine to form the basis for continued expansion in both current and new markets.

Intertape Polymer Group Inc. is a publicly traded company with its common shares listed on the New York Stock Exchange and The Toronto Stock Exchange under the Stock Symbol "ITP".


TABLE OF CONTENTS

Corporate Profile                                              2
Financial Highlights                                           5
1999 Share Trading Data                                        5
Message to Shareholders                                        6
Management's Discussion and Analysis                           8
Management's Responsibility for Financial Statements          21
Auditor's Report to the Shareholders                          21
Consolidated Financial Statements                             22
Directors, Officers et al                                     47


CORPORATE HEADQUARTERS

110 E  Montee de Liesse                Phone:    (514) 731-0731
Montreal, Quebec                       Fax:      (514) 731- 5477
Canada  H4T 1N4                        Website:  www.intertapepolymer.com
                                       E-mail:   itp$info@intertapeipg.com


SAFE HABOUR STATEMENT

This release contains statements that are forward-looking within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results or forward-looking statements. Those risks and uncertainties include, but are not limited to:

   - risks associated with pricing, volume and continued strength of markets where the Company's products are sold, and the timing and acceptance of new product offerings.

   - actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

   - the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

   - the effect of competition and raw material pricing on the Company's ability to maintain margins on existing or acquired operations.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


IPG LOCATIONS

            1   Augusta, Georgia, U.S.A.
            1   Brighton, Colorado, U.S.A.
            1   Carbondale, Illinois, U.S.A.
        2   1   Danville, Virginia, U.S.A.
    3       1   Edmundston, New Brunswick, Canada
        2   1   Green Bay, Wisconsin, U.S.A.
            1   Lachine, Quebec, Canada
            1   Menasha, Wisconsin, U.S.A.
    3       1   Marysville, Michigan, U.S.A.
4               Montreal, Quebec, Canada
        2   1   Porto, Portugal
    3   2   1   Rayne, Louisiana, U.S.A.
        2   1   Richmond, Kentucky, U.S.A.
4               Sarasota, Florida, U.S.A.
    3   2   1   St. Laurent, Quebec, Canada
4               Tampa, Florida, U.S.A.
        2   1   Tremonton, Utah, U.S.A.
    3       1   Truro, New Brunswick, Canada


               LEGEND

               1   Manufacturing Location
               2   Distribution Center
               3   ISO Certified
               4   Corporate Office

FINANCIAL HIGHLIGHTS

Years Ended December 31,                                               1999                  1998                  1997
RESULTS FROM OPERATIONS
 Consolidated sales                                                 569,947              378,030                227,553
 Net earnings before restructuring charges (Cdn GAAP)                   n/a                  n/a                 21,110
 Net earnings before restructuring charges (U.S. GAAP)                  n/a                  n/a                 21,110
 Net earnings (Cdn GAAP)                                              8,098               28,751                  8,885
 Net earnings (U.S. GAAP)                                             8,098               28,751                  8,885
 Cash from operations before funding of changes in
  non-cash working capital items                                     36,130               57,922                 39,705

PER COMMON SHARE
 Net earnings before restructuring charges (Cdn GAAP)                   n/a                  n/a                   0.85
 Net earnings before restructuring charges (U.S. GAAP)                  n/a                  n/a                   0.85
 Net earnings (Cdn GAAP)                                               0.29                 1.14                   0.36
 Net earnings (U.S. GAAP)                                              0.29                 1.14                   0.36
 Cash from operations before funding of changes in
  non-cash working capital items                                       1.31                 2.31                   1.60
 Book value after restructuring charges (Cdn GAAP)                     9.97                 7.71                   6.53
 Book value after restructuring charges (U.S. GAAP)                    9.97                 7.71                   6.53

FINANCIAL POSITION
 Working capital                                                     68,937              (11,313)                50,436
 Total assets (Cdn GAAP)                                            815,006              622,152                397,373
 Total assets (U.S. GAAP)                                           815,006              622,152                397,373
 Total debt                                                         338,094              211,844                153,138
 Shareholders' equity (Cdn GAAP)                                    282,003              194,249                163,412
 Shareholders' equity (U.S. GAAP)                                   282,003              194,249                163,412

SELECTED RATIOS
 Working Capital                                                       1.48                  0.94                  1.75
 Debt/Capital Employed (Cdn GAAP)                                      0.55                  0.52                  0.48
 Debt/Capital Employed (U.S. GAAP)                                     0.55                  0.52                  0.48
 Return on equity before restructuring charges (Cdn GAAP)               n/a                   n/a                 12.0%
 Return on equity before restructuring charges (U.S. GAAP)              n/a                   n/a                 12.0%
 Return on equity after restructuring charges (Cdn GAAP)               2.9%                 14.8%                  5.4%
 Return on equity after restructuring charges (U.S. GAAP)              2.9%                 14.8%                  5.4%

STOCK INFORMATION (in thousands)
 Weighted average shares o/s (Cdn GAAP)                              27,679                25,124                24,819
 Weighted average shares o/s (U.S. GAAP)                             27,679                25,124                24,819
Toronto Stock Exchange:
   Market price at year end                                           40.80                 39.00                 30.75
   High: 52 weeks                                                     46.30                 39.00                 34.45
   Low: 52 weeks                                                      35.50                 25.75                 25.25
   Volume: 52 weeks                                                  10,611                 9,361                 8,603
New York Stock Exchange:
   Market price at year end in U.S. $                                 28.19                 25.50                 21.88
   High: 52 weeks in U.S. $                                           30.94                 25.50                 25.00
   Low: 52 weeks in U.S. $                                            24.06                 16.25                 18.38
   Volume: 52 weeks                                                   1,264                 1,381                 3,055


1999 Share Trading Data

Symbol: ITP           Toronto Stock Exchange                          New York Stock Exchange                     Total
                      High       Low      Close     A.D.V.*           High       Low        Close    A.D.V.*    A.D.V.*
                                 Canadian $         #                            U.S. $              #                #
1st   Quarter**       $42.80     $34.50   $40.80    39,700            $29.00     $23.56     $28.00   4,952       44,652
2nd   Quarter**       $49.50     $39.85   $41.40    30,030            $33.38     $27.13     $28.25    6,885      36,915
3rd   Quarter**       $44.25     $38.00   $43.00    58,404            $29.63     $25.88     $29.25   2,569       60,973
4th   Quarter         $41.75     $37.25   $39.50    38,395            $27.25     $24.88     $26.38   4,119       42,514

This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations.
(In thousands of U.S. dollars except per share data, selected ratios and trading volume information.)
* Average Daily Volume ** Prior to August 16, 1999 stock was traded on the American Stock Exchange (AMEX)

MESSAGE TO SHAREHOLDERS

Dear Shareholders,

Last year proved to be one of many challenges, beginning with excellent results for the first three quarters in both top line growth and bottom line improvement. Fourth quarter results however, did not continue this trend. Difficulties in the total implementation of our new enterprise-wide Management Information System and customer service issues, paralyzed our ability to enter and process orders. The result was a substantial drop in sales during the period. In addition, serious errors were made in unit-of-measure and pricing history files, which affected the validity of inventory value counts and accounts receivable. These difficulties combined with additional unforeseen problems in realizing synergies and costs savings related to the acquisition of Anchor Continental, Inc. (Anchor), resulted in unusual and non-recurring fourth quarter charges.

These problems are now corrected, and pricing, unit-of-measure and asset values are now accurate. The Anchor situation is one of timing and is directly related to process and equipment changes. These improvements will be completed in stages throughout the year with gross margins increasing in conjunction with these changes. There was a concern by those outside the Company, that the drop in sales in the fourth quarter would continue into the first quarter of 2000. It is a testament to our sales force and the strength of our product line that this did not happen. In fact, our first quarter sales were a record for the Company, one that we expect to exceed in the second quarter.

1999 brought about another series of successful events for the Company. We evaluated a number of acquisitions on the basis of adding customers and products, achieving scale in key growth lines of business and attractive growth markets, and most importantly, their economic return to our shareholders over time. On July 30 and August 9, 1999, respectively, IPG acquired all the assets of Spinnaker Electrical Tape Co. and Central Products Company, manufacturers of pressure-sensitive, water-activated and electrical/electronic tapes. In this regard, we have remained consistent with our overall acquisition strategy.

August was also a busy time for IPG as we moved from the American Stock Exchange
(AMEX) to the New York Stock Exchange (NYSE). This event took place on August 16, 1999 with the goal of broadening our visibility within the financial community, attracting a wider range of research investors and analysts on a global basis and further enhancing shareholder value.

During 2000 and beyond, the Company expects to maintain double-digit growth with at least a 15% internal product expansion. The increases will be in all product lines and driven by two of the Company's key strengths. The first is the continuation of new product development, where we have dedicated both time and money. New stretch wrap and shrink films will be introduced in 2000 and will provide access to new markets and increase gross margins. New patented, vinyl replacements and Pallet-Free-TM- FIBC bags, are also expected to significantly add to the growth in woven sales. New products and applications for pressure-sensitive tapes will also supply considerable impetus. The second exciting growth will come from our ability to fully implement our "Basket of Products" strategy which is unique in our marketplace. Finally, we are in a position to provide a value added to our customers through supply chain efficiencies. At least two distribution centers will be in operation in 2000 and the balance early 2001.

The Company will continue to improve its bottom line through growth and cost savings throughout the organization. SG&A will be reduced to approximately 10.5% of sales during the year and significant manpower savings will be made in our various plants due to automation. We expect to realize a savings of $11.0 million on an annualized basis over the year. I expect gross margins to improve in our operations, and new high value-added products to become a larger portion of our sales.

The potential of the Company is greater than ever and is spread across a wide variety of customers and industries. We are now positioned to take advantage of B to B commerce and have the breadth of products to make it effective. I want to thank IPG's staff who extended themselves to overcome the challenges brought about during the latter part of 1999. I appreciate this effort and look forward to having their energy back where it belongs... in growing the Company.

In closing, 1999 was a year of tremendous accomplishments on many fronts. We are enthusiastic about the general tone of our business and remain on course for achieving profitable growth and increased shareholder value.

Melbourne F. Yull
Chairman & Chief Executive Officer
April 7, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS


REPORTING CURRENCY

The financial statements of Intertape Polymer Group Inc. (Intertape Polymer Group, IPG or the Company) were presented in Canadian dollars up to December 31, 1998. As a result of business acquisitions and increasing activities in the United States, the Company adopted the U.S. dollar as its reporting currency effective January 1, 1999. In accordance with generally accepted accounting principles in Canada, for periods up to and including December 31, 1998, amounts pertaining to the consolidated financial statements and notes thereto were converted into U.S. dollars using a translation of convenience with the December 31, 1998 exchange rate of CDN $1.5305 per US $1.00.


OVERVIEW OF 1999

On March 10, 2000 Intertape Polymer Group announced that it expected to incur a loss for the fourth quarter ended December 31, 1999. At that time, Management stated that sales in the fourth quarter were adversely affected by difficulties encountered in the implementation of new business systems which negatively impacted customer service, warehousing and some aspects of order fulfillment. The expected loss would also include substantial charges related to integration, transition and other costs in connection with business acquisitions and to asset impairment and non-recurring expenses. On March 28, 2000, the fourth quarter and annual financial results were released and confirmed that earnings had been negatively impacted by issues related to the integration of a new enterprise-wide resource planning system, the reorganization of customer service, and issues related to integration, transition and non-recurring charges discussed above.

During 1999, the Company consolidated four separate non-year 2000 (Y2K) compliant legacy systems inherited with the acquisitions of Tape, Inc., American Tape Co. (ATC or American Tape), Anchor Continental, Inc. (Anchor) and Rexford Paper Company (Rexford), as well as an older in-house system. This complex systems integration contributed to significant inaccuracies in unit-of-measure and pricing history files, order fulfillment and tracking routines.

The reorganization of customer service was completed during the fourth quarter, and should have been positive for the Company's customers as procedures were installed to facilitate a "one order for all products" process. However, complications with the new phone systems combined with the aforementioned Management Information Systems (MIS) issues, caused order placement obstacles for customers resulting in a slow-down in orders during December 1999. Unit-of-measure and pricing inaccuracies resulted in improper inventory valuations and levels.

Higher than anticipated costs were incurred due to extended lead times to acquire equipment to automate and reduce waste in certain operations. The costs of rationalizing plants, products and brands were higher than expected due to manufacturing process changes and increased R&D expenditures. Finally, the acquisition of Central Products Company (CPC or Central Products) postponed the Company's fourth quarter plans to eliminate duplicate warehouses until a full assessment of plant rationalization and markets were completed.
These factors resulted in an unusual charge against cost of sales.

An evaluation was carried out to assess the value of the MIS system as well as the quality of the account receivables due to pricing and unit-of-measure issues which had a negative impact. This resulted in an increase in the reserve for doubtful accounts as well as a reduction in the carrying cost of the MIS. In addition, during the last three fiscal years, IPG had actively pursued and acquired suitable companies in line with its strategy to maintain a leading position in the packaging industry. The costs related to certain acquisitions that had been previously pursued and abandoned during the fourth quarter; as well as the finalization of the costs incurred to relocate key Management to IPG's corporate office in Sarasota, Florida have resulted in a further non-recurring charge.


REVIEW OF OPERATIONS

SALES

Intertape Polymer Group's consolidated sales increased by 51.0% to $570.0 million for the year 1999; and by 66.1% to $378.0 million for the year 1998 from $227.6 for 1997. All sales continue to be derived from packaging products made from various combinations of resins and papers which are then converted into high quality, value-added products. The Company is managed based on all products being within one operational segment. Products are made from somewhat the same extrusion processes and differ to some degree only in the final stages of manufacturing. Furthermore, most of the Company's products, while brought into the market through varying sales methods and channels, bear the same economic characteristics in all respects. The two basic methods of bringing products to market are either through distributors or by selling directly to end-users. In both cases, the Company's highly trained sales force works closely with either the sales forces of the distributors or directly with the distributor's customer; or with the end user customer.

Examples of products sold through distributors are Intertape-Registered Trademark- brand pressure-sensitive carton sealing tapes which include both hot-melt (introduced in 1981) and acrylic (1995); water-activated carton sealing tape (1996); masking tapes (1997); duct tapes (1998); Exlfilm-Registered Trademark- brand shrink film (1992); and StretchFlex-TM- brand stretch wrap
(1996). Examples of products sold directly to end users include a wide range of Nova-Thene-Registered Trademark- brand woven polyolefin products (1989); Intertape-Registered Trademark- brand flexible intermediate bulk containers
(FIBC) (1994); and transport and display cases (1989) that are either sold to the customer or rented.

The following are the highlights of factors that contributed to changes in sales volume during 1999.

- In almost all of the major product lines, selling prices generally started to fall during 1996. This trend continued throughout 1997, 1998 and into 1999, in sharp contrast to 1995 where unit prices saw a significant increase during that year. These changes in unit selling prices are mostly in relation to raw material resin prices, which cycled with a downward trend beginning in 1995 to 1999. Consequently, increases in sales resulting from increases in unit volume were lessened in dollars by falling unit selling prices.

- Acquisitions continue to play an important role as the Company broadens its range of products. During 1999, IPG acquired CPC, which contributed $55.5 million to the Company's revenues. Revenues recorded during 1998 from the acquisitions of Anchor (September 1998) and Rexford (October 1998) as well as those derived from the acquisition of ATC which was completed during the last days of 1997 were $147.1 million.

- A limited number of new products were introduced by the Company in 1999 and 1998 other than those derived from acquisitions. Management is anticipating further increases in revenue during 2000 as a result of the following factors:

- Intertape Polymer Group is continuing to increase its manufacturing capacities. The Company's new facility located in Tremonton, Utah was further expanded during 1999. Various additional capacities were installed in a number of facilities during the year including the addition of a multi-layer coater in the Truro, Nova Scotia facility. The integration of the acquired facilities in Columbia, South Carolina and Richmond, Kentucky within the Company's other tape plants will provide further capacity for various products. In order to keep pace with FIBC demand IPG continues to further expand its relationships in Mexico to gain capacity. Finally, the Company's continuous program to reduce waste and increase running speeds will provide additional throughput.

- The Company has enjoyed unit growth in substantially all product lines under various economic conditions throughout its history. Management believes that this unit growth will continue and not diminish in any material way during 2000.

- As mentioned above, 1999 was a year of further declines in some unit selling prices through the third quarter. In light of rapid increases in resin raw material costs, Management currently anticipates that selling prices will start to increase for some product lines with the exception of certain North American produced products that compete with imported products. These importers are taking advantage of devaluations in their home currencies that have the effect of lowering prices in selected North American geographical areas. Management does not anticipate that this situation will reverse until the home currencies of these importers begin to strengthen against the U.S. dollar.


Sales
In millions of US $

75.0     74.4     87.9     115.6    147.3   177.3    227.6    378.0    570.0
1991     1992     1993     1994     1995    1996     1997     1998     1999

GROSS PROFIT AND GROSS MARGIN

The Company's gross profit increased 17.5% to $124.6 million for 1999; and 68.4% to $106.1 million for 1998 from $63.0 million for 1997. As a percentage of sales, gross margins decreased to 21.9% for 1999, and had increased to 28.1% for 1998, from 27.7% for 1997. The 1999 gross profits were seriously impacted by the introduction of new enterprise-wide computer and telephone systems and the integration of acquired manufacturing facilities. The nature of these challenges have been presented in the Overview section in this MD&A. The following is a breakdown of these unusual and non-recurring charges, as disclosed in the press release of March 28, 2000.

- Sales were impacted during December 1999 due to the poor level of service to most customers. The combination of the Company's problems resulted in customers having difficulty placing orders and receiving their product on time. The result was a shortfall in revenues of $17.0 million. Based on historical raw material content expressed as a percentage of sales, Management estimates that the Company lost $8.5 million in contribution to labor and overhead costs. As this shortfall happened quickly, this lost contribution generated lost gross profits of the same amount.

- Unit-of-measure computer errors and incorrect information in the selling price computer files, resulted in a combination of shipping inaccuracies and a build-up of finished goods inventory. After an extensive review of both the Company's shipping records and the year end inventory position, the Company recorded an unusual and non-recurring charge in the cost of sales of approximately $9.7 million to reflect the combined impact of these factors.

- During 1999, the Company incurred unusual costs of approximately $9.8 million related to the integration of recently acquired businesses, principally Anchor's facility in Columbia, South Carolina. These integration difficulties at that location resulted in additional costs that were borne by other IPG facilities. Examples of the costs directly related to the Columbia facility are poor maintenance practices which led to equipment breakdown, excessive labor charges and low productivity, all as a result of past management practices. The Anchor facility integration difficulties impacted costs in other IPG facilities because of excess freight, overtime and incremental manufacturing charges incurred to accommodate manufacturing of products which were previously made in the Anchor facility.

- Circumstances within several product lines have continued to result in margins below the Company's targeted levels. Specifically, margins for StretchFlex-TM-stretch wrap were and are currently lower than the Company's overall margins due to over-capacity in the market, leading to lower unit selling prices. This situation became even more critical during the fourth quarter of 1999 when market conditions resulted in a decline in selling prices even as raw material costs increased. The effect on gross profit for the fourth quarter was approximately $3.0 million.The combined effect of the above was that gross profits were negatively impacted by approximately $31.0 million for 1999. Had these factors not occurred, gross profits would have been $155.6 million instead of $124.6 million, and gross margins would have been 26.5% instead of 21.9%.

- Water-activated products traditionally have had lower gross margins, as this has been a mature market for the past several years. In addition, several of the product lines acquired from American Tape and Anchor are products which have margins that are 3% to 4% lower than IPG's traditional margins. The impact of the above has affected the Company's gross margins for 1998 and 1999. Management estimates that the Company's gross margins were reduced by 2% to 3% due to the addition of these products in 1998 and 1999.

- Management continues to implement its program to improve efficiencies at all facilities. Since 1990, $240.0 million has been invested on equipment in all plants in an effort to reduce waste, increase output, and create capacity for new products. Throughout 1999, the Company increased outputs in all plants and as a result, recorded increased sales volume in its product lines without requiring a related proportionate increase in manufacturing costs. Lower dollars of value-added (the difference between the purchase price of a unit of resin and its corresponding selling price) resulted in a dampening effect on gross margins. Management foresees that the trend of increasing gross profits will continue and that margins should approach historic levels by the end of fiscal year 2000 for the following reasons:

- The Company's sales have returned to anticipated levels. Revenues for the first quarter of 2000 are anticipated to be in excess of $169.0 million which are in line with Management's expectations.

- Except for continuing difficulties at the Columbia facility, Management believes that the underlying causes of the various unusual and non-recurring charges against cost of sales in 1999 have been corrected and should not reoccur during 2000.

- The Company has begun to implement its supply chain strategy which will result in logistic savings gained by way of the introduction of Regional Distribution Centers (RDC) over the next 18 to 24 months. It is anticipated that at least one such RDC should be functional during the third quarter of 2000. In addition, the process of closing duplicate warehouses that existed throughout 1999 has now begun.

- Management has taken steps to improve the situation during the third and fourth quarters by installing new 5-Layer extrusion technology on all of IPG's "cast" production lines. This should result in lower manufacturing costs and improved profitability.

- The impact of expanded plant outputs should continue during 2000 as further efficiency measures are implemented.

- New equipment installed during 1999 should have a positive effect on gross profits for 2000.

- The Company's recently announced reduction in the number of employees to lower costs by $9.0 million on an annualized basis, should be fully implemented during the second quarter of 2000.

- Selling prices have started to increase in most product lines.

The above reasons for expanding margins throughout the coming fiscal year will be impacted by the effect of continuing problems with the Columbia facility and possibly the implementation of price increases. Management believes that the Columbia facility could have a decreasing negative effect on gross margins as new automated equipment is installed throughout the coming year.

Finally, margins could be positively impacted by possible revisions to the estimated useful lives of certain manufacturing equipment for depreciation calculation purposes. Since the acquisition of CPC and into the first quarter of 2000, Management has conducted an extensive review of such assets with the assistance of professional valuators. As a result, the estimated useful lives of certain manufacturing equipment in major plants of the Company could be extended. This change, if adopted, will be effected prospectively starting with the first quarter 2000.


Gross Margin and Gross Profit
Millions of US Dollars and %

23.4%    26.7%    27.7%    29.1%    29.3%   28.9%    27.7%    28.1%    26.5%  Gross Margin
17.6     19.9     24.3     33.6     43.2    51.3     63.0     106.1    155.6  Gross Profit
1991     1992     1993     1994     1995    1996     1997     1998     1999*  *These numbers have been adjusted.  See note in MD&A

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative (SG&A) expenses increased $38.6 million or 82.5% to $85.3 million ($19.5 million or 71.4% to $46.8 million for 1998 from $27.3 million for 1997). As a percentage of sales, these expenses increased to 15.0% for 1999, compared to 12.4% for 1998 and to 12.0% for 1997. These increases occurred primarily for the following reasons:

THE YEAR 1999 RESULTS:

In order to fully understand the 1999 results and comparisons to prior years, both sales and the SG&A costs should be adjusted on a pro forma basis for the following items:

- Reported sales have to be adjusted for the previously discussed drop in volume during December 1999 in the amount of approximately $17.0 million as SG&A costs did not proportionally decrease as a result of this rapid decline.

- There are several unusual and non-recurring charges included in SG&A costs in the amount of $8.5 million which are a direct result of the MIS difficulties. This includes an increase in the allowance for doubtful accounts and a reserve against the carrying value of the MIS development costs.

- Finally, $3.1 million of further non-recurring costs related to several abandoned acquisitions and the final costs of relocating more than 25 key managers to the Company's new corporate office in Sarasota, Florida.

When these factors are taken into account, the comparisons are as follows:

- Increase in SG&A costs year-over-year for 1999, 1998 and 1997 are 57.7%, 71.4% and 27.0%. These increases are directly related to acquisitions.

- More importantly, SG&A costs would have been $73.7 million, and as a percentage of sales for 1999 would have been 12.6%.

Over the past 3 years, these costs have been increasing as a percentage of sales as the Company expanded through acquisitions. The Company did not attain its expected synergies from its acquisitions as a result of the MIS difficulties during 1999.

THE YEAR 1998 RESULTS:

- SG&A costs do not fluctuate with changes in unit selling prices. Based on Management's analysis of 1998 revenue, it is believed that the Company has endured approximately a 10% decline in selling prices which would have resulted in selling costs being 1.2% less as a percentage of revenue without this decline in selling prices.

- Included in SG&A for 1998 are those costs derived from businesses acquired during the year. In total, these costs amount to approximately $4.8 million.

Management believes it is in a position to reduce SG&A costs as a percentage of sales. This reduction should be brought about by the SG&A portion of the recently announced staff reductions; by attaining planned efficiencies now that all facilities are operating within the same MIS systems except those of Central Products; the recent Customer Service telephone systems difficulties have been overcome; and expected increases in volume should not require the same percentage increases in these costs. Management anticipates that SG&A as a percentage of sales will be less than 12.0% for the first quarter 2000.



Selling, General and Administrative
Millions of US Dollars and %

9.6%     12.0%    12.0%    12.7%    11.5%   12.1%    12.0%    12.4%    12.6%  As a Percent of Sales
7.2      8.9      10.5     14.6     17.0    21.5     27.3     46.8     73.7   Millions of US Dollars
1991     1992     1993     1994     1995    1996     1997     1998     1999*  *These numbers have been adjusted.  See note in MD&A


RESEARCH AND DEVELOPMENT

Research and Development (R&D) has become an extremely important function within the Company. Taken as a percentage of sales, R&D is 0.7% for the current year compared to 0.8% for 1998 and 0.6% for 1997. R&D is focused on new products, new technology developments and new product processes. While there have been new products introduced in prior years, Management believes that fiscal 2000 will see a steady rollout of significant new products into the market.

Research & Development
In millions of US $

0.00     0.02     0.03     0.64     0.72    1.15     1.46     3.06     3.90
1991     1992     1993     1994     1995    1996     1997     1998     1999

OPERATING PROFIT

Intertape Polymer Group's operating profit (defined for these purposes as gross profit less selling, general and administrative expenses) for the year 1999 decreased $20.0 million to $39.3 million from $59.3 million for 1998; and increased $23.6 million to $59.3 million from $35.7 million for 1997. As a percentage of sales for the years 1999, 1998 and 1997, operating margins were 6.9%, 15.7% and 15.7%, respectively.

When adjusted for all of the above highlighted effects on revenue, cost of sales and SG&A costs as a result of the MIS and plant integration difficulties, the operating profits are $81.9 million (14.0%) for 1999, $59.3 million (15.7%) for 1998 and $35.7 million (15.7%) for 1997 respectively. The recent decline in operating margins is as a result of several factors. Firstly, the acquisitions of 1998 and 1999 have brought into the Company products which have gross margins currently below the Company's historic levels. In addition, StretchFlex-TM-stretch wrap margins are under intense pressure as a result of market conditions. Secondly, the MIS difficulties made certain synergistic cost reductions unattainable during 1999. Lastly, ongoing plant integration difficulties are depressing both gross margins and operating margins. Management is confident that operating margins will expand as the current effect of selling price increases start to enhance gross margins, synergistic cost reductions are attained and the effects of plant integration efforts are achieved.


Operating Profit
Millions of US Dollars and %

13.9%    14.8%    15.7%    16.4%    17.8%   16.8%    15.7%    15.7%    14.0%  As a Percent of Sales
10.4     11.0     13.8     19.0     26.2    29.8     35.7     59.3     81.9   Millions of US Dollars
1991     1992     1993     1994     1995    1996     1997     1998     1999*  *These numbers have been adjusted.  See note in MD&A


RESTRUCTURING CHARGES

During 1997 the Company recorded a restructuring charge of $17.7 million in relation to the Company's FIBC products.

INCOME TAXES

The Company's statutory income tax rate was 42.7% for 1999; 42.9% for 1998, and 43.4% for 1997. Except for the impact of certain items for tax purposes discussed below, the amortization of that part of the goodwill which is non-deductible for income tax purposes, will result in the Company's effective income tax rate exceeding its statutory tax rate. The Company's effective tax rate was impacted by two material events during these three years commencing with 1997. Firstly, the Company's foreign based income is taxed at rates which are significantly lower than the rates that would have applied on the income had it been earned in Canada. Secondly, the Company entered into a series of transactions that resulted in permanent differences greater than that of previous years. It is expected that the effective tax rate for 2000 should stabilize at 28.0%. This rate depends somewhat on there being no announced significant increases in corporate income tax rates for fiscal 2000 in Canada, the United States of America or Portugal.



Income Taxes
Effective Income Tax Rates

46.4%    43.6%    41.0%    38.7%    36.7%   29.2%    31.0%    29.0%    -0.04%
1991     1992     1993     1994     1995    1996     1997     1998     1999

NET EARNINGS - CANADIAN AND U.S. GAAP

During 1997, the Company recorded a charge against earnings for a restructuring of certain operations. Generally Accepted Accounting Principles (GAAP) in Canada permits the disclosure of a subtotal representing "earnings before restructuring charges and income taxes".

U.S. GAAP does not permit the presentation of this subtotal. Consequently, net earnings under both Canadian and U.S. GAAP was $8.1 million for 1999 as compared to $28.8 million for 1998 and $8.9 million for 1997.

For purposes of the following three (3) year discussion, the 1997 net earnings are based on the earnings that would have been recorded as if the restructuring had not taken place; and 1999 net earnings are being presented before the above highlighted negative effects on revenue, cost of sales and SG&A as a result of costs of the MIS and plant integration difficulties. IPG's net earnings adjusted as per the above for the years 1999, 1998 and 1997 would have been $38.3 million, $28.8 million and $21.1 million respectively. As a percentage of sales net earnings were 6.5% for 1999, 7.6% for 1998 and 9.3% for 1997.

Canadian GAAP net earnings conform in all material amounts that would have to be reported if the financial statements would have been prepared under U.S. GAAP.



Net Earnings - CDN and U.S. GAAP
Millions of US Dollars

2.9      3.7      6.3      9.4      14.1    18.7     21.1     28.8     38.3     Canadian GAAP - Before Restructuring Charge
2.6      3.9      6.7      9.8      14.4    19.0     21.1     28.8     38.3     U.S. GAAP - Before Restructuring Charge
1991     1992     1993     1994     1995    1996     1997*    1998     1999*   *These numbers have been adjusted. See note in MD&A

EARNINGS PER SHARE CANADIAN AND U.S. GAAP

CANADIAN GAAP

As noted previously, Canadian GAAP and U.S. GAAP differ in the presentation of the restructuring charges taken against earnings during 1997. Neither allows for the presentation of earnings per share (EPS) before the effect of restructuring charges. Consequently, these charges that reduced EPS by $0.49, are included in all computations of EPS for 1997.

- Basic EPS decreased 74.6% to $0.29 for 1999 from $1.14 for 1998; and increased 216.7% to $1.14 for 1998 from $0.36 for 1997. The weighted average number of common shares outstanding for the purpose of the basic EPS calculation was 27.7 million shares for 1999, 25.1 million shares for 1998 and 24.8 million shares for 1997.

- Fully diluted EPS decreased 73.6% to $0.29 for 1999 from $1.10 for 1998; and increased 225.7% to $1.10 for 1998 from $0.35 for 1997. The fully diluted EPS takes into consideration the effects of stock options that have been granted to employees of the Company but that have not yet been exercised, as well as 300,000 warrants issued during 1999 in conjunction with the acquisition of Central Products.

- Had 1999 net earnings been presented before the above negative effects on revenue, cost of sales and SG&A as a result of costs of the MIS and plant integration difficulties; and had 1997 net earnings been presented on earnings that would have been recorded as if the restructuring had not taken place; basic EPS would have been $1.39 for 1999, $1.14 for 1998 and $0.85 for 1997. Fully diluted EPS would have been $1.32, $1.10 and $0.82 respectively.

U.S. GAAP

Commencing in 1997, basic EPS under U.S. GAAP is calculated in a manner consistent with Canadian GAAP. Fully diluted EPS was $0.29, $1.10 and $0.35 for the years 1999, 1998 and 1997 respectively. The weighted average number of common shares outstanding used to compute fully diluted EPS under U.S. GAAP was
28.6 million shares for 1999, 26.2 million shares for 1998 and 25.6 million shares for 1997.

Earnings Per Share CDN and US GAAP
US Dollars Per Share

0.20     0.20     0.31     0.46     0.67    0.77     0.85     1.14     1.39     Canadian - Basic
0.18     0.23     0.33     0.48     0.68    0.78     0.85     1.14     1.39     U.S. - Basic
0.20     0.19     0.30     0.44     0.63    0.74     0.82     1.10     1.32     Canadian - Fully Diluted
0.18     0.23     0.33     0.47     0.65    0.75     0.82     1.10     1.32     U.S. - Fully Diluted
1991     1992     1993     1994     1995    1996     1997(1)  1998     1999*    (1) Before Restructuring Charge
                                                                                *These numbers have been adjusted. See note in MD&A

LIQUIDITY AND CAPITAL RESOURCES

CHANGES IN CASH FLOWS

Cash flow from operations decreased to $36.1 million from $57.9 million in 1998 and $39.7 million in 1997. To this amount, $10.4 million was added from the decrease in non-cash working capital items. In 1998 and 1997, non-cash working capital items required funding in the amount of $37.3 million and $14.4 million respectively.

The balance of $46.5 million in 1999 was augmented by an increase in long-term debt of $187.0 million, $76.9 million from the issue of common shares in March 1999, and $1.7 million by way of the exercise of stock options. This was then reduced by $60.8 million for the repayment of long-term debt, $2.5 million for the purchase of shares for cancellation under a Normal Course Issuer Bid, $3.0 million for the payment of dividends, and by $68.8 million for the reimbursement of bank indebtedness. These funds totaling $177.0 million were used as follows:

- invested $67.7 million in capital and other assets,

- carried out the acquisition of Central Products Company and Spinnaker Electrical Tape Company in the amount of $108.1 million.



Cash Flow
Millions of US Dollars

9.2      10.9     14.7     18.4     22.7    28.4     39.7     57.9     36.1     Cash Flow From Operations Before Funding
                                                                                Non-Cash Working Capital Items
9.2      7.3      13.9     15.1     16.9    5.6      25.3     20.6     46.5     Cash Flow From Operations After Funding
                                                                                Non-Cash Working Capital Items
1991     1992     1993     1994     1995    1996     1997     1998     1999

CREDIT  FACILITIES

Overall, the Company has approximately $94.0 million of committed one and two year credit facilities. Included in this amount is a $60.0 million facility which expired on April 1, 2000 and was extended for 90 days so that the Company's 1999 Annual Report could be made available to the bank. The Company will request that this facility be replaced with a one year committed facility in the same amount.

CASH  (BANK INDEBTEDNESS)

The uses of short-term credit facilities continued during the year in both Canada and the U.S. The 1999 year end balance of $53.9 million includes an amount of $45.8 million which pertains to that portion of the acquisition of Central Products funded through the use of a short-term credit facility. The bank indebtedness decreased $68.2 million from 1998 as part of the proceeds of the 1999 Series A and B Notes Offering was used to repay all short-term borrowings.

Bank Indebtedness
Millions of US Dollars

-8.4     -4.4     -5.8     6.7      33.1    2.4      -16.4    -122.1   -53.9
1991     1992     1993     1994     1995    1996     1997     1998     1999

LONG-TERM DEBT

During 1999, the Company successfully completed a Series A and B Notes Offering of $137.0 million of Senior Unsecured U.S. dollar Notes bearing interest at an average rate of 7.78%, interest payable semi-annually, $25.0 million principle maturing November 2005 and the balance on May 2009. The proceeds were used primarily to repay some bank debt incurred during 1999 for part of the acquisition of Central Products and to repay the balance of bank debt incurred during 1998 for part of the purchase of Anchor.

During 1998, the Company successfully completed a U.S. Offering of $137.0 million of Senior Unsecured U.S. dollar Notes bearing interest at the rate of 6.82%, interest payable semi-annually, principle maturing March 31, 2008. The proceeds were used primarily to repay the bank debt $114.0 million incurred during 1997 in relation to the acquisition of American Tape.

Long-Term Debt
Millions of US Dollars

27.2     23.0     22.2     38.3     36.4    44.4     153.1    211.8    338.1
1991     1992     1993     1994     1995    1996     1997     1998     1999

Debt/Capital Employed
As a % of Total Capital Employed

42.0%    28.0%    26.0%    34.0%    22.0%   23.0%    48.0%    52.0%    55.0%
1991     1992     1993     1994     1995    1996     1997     1998     1999

CAPITAL STOCK

During 1999 and 1998 various employees exercised stock options which contributed $1.7 million and $1.2 million respectively.

During the first quarter of 1999, the Company issued 3,000,000 additional common shares at a price of Cdn $40.25 per share for a total cash infusion of US $76.9 million after issue costs. Proceeds were used to repay some short-term and long-term debts.

During 1999, the Company announced that it had registered a Normal Course Issuer Bid in Canada. During December 1999, 100,000 shares were purchased for cancellation, which resulted in a reduction of $0.7 million in the stated value of the Company's issued common shares.

As part of the purchase price for the acquisition of Central Products, the Company issued 300,000 share purchase warrants. These warrants expire on August 9, 2004 and permit the holder to purchase common shares of the Company at a price of $29.50 per share.

Capital Stock
Millions of US Dollars

35.3     51.6     51.6     52.3     94.9    100.0    102.8    104.0    185.1
1991     1992     1993     1994     1995    1996     1997     1998     1999

CAPITAL EXPENDITURES

Total capital expenditures for 1999 were $57.2 million. There were a number of major projects either ongoing or completed in 1999.

The expansion of our Truro, Nova Scotia plant was completed in 1999. This expansion will add much needed capacity for production of woven products. The installation of a new BOPP extrusion line was under way at our Danville, Virginia plant as well as adding more stretch film production capacity as part of our 100 million-pound stretch film expansion. Other expenditures were made in order to lower manufacturing costs and improve output of tape production facilities in Columbia, South Carolina, Marysville, Michigan and Richmond, Kentucky primarily in the areas offinishing and packaging.

Lastly, expenditures in the MIS area continued in 1999 as we completed the migration of most of our systems onto a new, Y2K compliant, enterprise platform which is essential to our "Basket-of-Products" program.

Capital Expenditures
Millions of US Dollars

6.5      9.1      7.7      16.6     27.7    32.1     34.0     45.9     57.2
1991     1992     1993     1994     1995    1996     1997     1998     1999

BUSINESS ACQUISITIONS

1999

On July 30 and August 9, 1999, respectively, the Company acquired from Spinaker Industries, Inc. (AMEX: SKK) substantially all the assets of Spinnaker Electrical Tape Company and all of the outstanding shares of Central Products Company, manufacturers of pressure-sensitive, water-activated and electrical tapes. The total cash consideration and estimated transaction costs for these acquisitions were approximately $108.1 million. In addition, the Company issued 300,000 share purchase warrants valued at $3.2 million to the seller of these companies. Preliminary purchase price allocations reflect approximately $48.5 million of goodwill, which is amortized over a forty year period.

1998

On September 23, 1998 and October 7, 1998 respectively, the Company purchased 100% of the outstanding shares of Anchor, a manufacturer of pressure-sensitive tapes including both duct and masking tapes and substantially all the operating assets of Rexford, which is a Wisconsin redistributor of a variety of pressure-sensitive tapes as well as a manufacturer of water-activated tapes. The total cash consideration and estimated transaction costs for these acquisitions were approximately $113.2 million.

BOOK VALUE PER SHARE

The per share book value for the years ended 1999, 1998 and 1997 were $9.97, $7.71 and $6.53 respectively. Had 1999 net earnings been presented before the above negative effects on revenue, cost of sales and SG&A costs brought about by the MIS and plant integration difficulties; and had 1997 net earnings been presented as if the restructuring had not taken place; the book value on a per share basis would have increased 43.2% to $11.04 as compared to $7.71 for 1998. The 1998 book value would have increased 9.8% from $7.02 for 1997.



Book Value Per Share
US Dollars Per Share

2.57     2.86     3.15     3.61     5.38    6.23     7.02     7.71     11.0
1991     1992     1993     1994     1995    1996     1997     1998     1999*   *These numbers have been adjusted. See Note in MD&A

DIVIDEND ON COMMON SHARES

On March 10, 1998, the Company declared an annual dividend of $0.092 per share (Cdn $0.13) to shareholders of record on March 20, 1998. The dividend was paid on March 31, 1998 and amounted to approximately $2.1 million.

On March 9, 1999, the Company declared an annual dividend of $0.106 per share (Cdn $0.16) to shareholders of record on March 19, 1999. The dividend was paid on April 5, 1999 and amounted to approximately $3.0 million.

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The consolidated financial statements of Intertape Polymer Group Inc. and the other financial information included in this annual report are the responsibility of the Company's Management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles and include some amounts that are based on Management's best estimates and judgements. The selection of accounting principles and methods is Management's responsibility. The Company maintains internal control systems designed to ensure that the financial information produced is relevant and reliable. Management recognizes its responsibility for conducting the Company's affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities. The Board of Directors assigns its responsibility for the financial statements and other financial information to the audit committee, the majority of whom are non-management directors. The audit committee's role is to examine the financial statements and annual report and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the audit committee meets periodically with the external auditors, to review their audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement. The Company's external auditors, Raymond Chabot Grant Thornton, appointed by the shareholders at the Annual and Special Meeting, have audited the Company's financial statements and their report indicating the scope of their audit and their opinion on the financial statements follows. Sarasota, Florida and Montreal, Canada April 7, 2000

Melbourne F. Yull                               Andrew M. Archibald, C.A.
Chairman and Chief Executive Officer            Chief Financial Officer,
                                                Secretary, Treasurer,
                                                Vice President Administration

AUDITOR'S REPORT

We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 1999 and 1998 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with generally accepted accounting principles in Canada.


General Partnership, Chartered Accountants
Raymond Chabot Grant Thornton
Montreal
April 7, 2000

CONSOLIDATED EARNINGS
(In thousands of U.S. dollars; except per share amounts)

Years Ended December 31,                                           1999                      1998                 1997
Sales                                                     $     569,947            $      378,030        $     227,553
Cost of sales (Note 4)                                          445,322                  271,971               164,558
Gross profit                                                    124,625                  106,059                62,995
Selling, general and administrative expenses (Note 4)            85,330                   46,747                27,281
Amortization of goodwill                                          5,451                    3,330                 1,542
Research and development                                          3,901                    3,059                 1,456
Financial expenses (Note 5)                                      22,149                   12,429                 2,122
                                                                116,831                   65,565                32,401
Earnings before restructuring charges
  and income taxes                                                7,794                   40,494                30,594
Restructuring charges (Note 6)                                       -                        -                 17,717
Earnings before income taxes                                      7,794                   40,494                12,877
Income taxes (Note 7)                                              (304)                  11,743                 3,992

Net earnings                                              $       8,098            $      28,751         $       8,885
Earnings per share
Basic                                                     $        0.29            $        1.14         $        0.36
Fully diluted                                             $        0.29            $        1.10         $        0.35


CONSOLIDATED RETAINED EARNINGS
(In thousands of U.S. dollars)

Years Ended December 31,                                           1999                      1998                 1997
Balance, beginning of year                                $      85,184            $      58,563         $      51,294
Net earnings                                                      8,098                   28,751                 8,885
                                                                 93,282                   87,314                60,179
Dividends                                                         2,993                    2,130                 1,616
Premium on Common Shares purchased for cancellation               1,867                        -                    -
                                                                  4,860                    2,130                 1,616
Balance, end of year                                      $      88,422            $      85,184         $      58,563
Consolidated Cash Flows
(In thousands of U.S. dollars)


Years Ended December 31,                                           1999                      1998                 1997
OPERATING ACTIVITIES
Net earnings                                              $       8,098            $      28,751         $       8,885
Non-cash items
 Depreciation and amortization                                   31,229                   20,544                12,049
  Future income taxes                                            (3,197)                   8,627                 1,635
  Restructuring charges                                               -                                -        17,136
Cash from operations before funding of changes
  in non-cash working capital items                       $      36,130            $      57,922         $      39,705
Changes in non-cash working capital items
  Trade and other receivables                                    (3,321)                    (175)              (12,586)
  Inventories and parts and supplies                             (6,085)                 (15,076)               (1,525)
Prepaid expenses                                                 (2,123)                   1,939                  (651)
  Accounts payable and accrued liabilities                       21,903                  (24,033)                  393
                                                                 10,374                  (37,345)              (14,369)
Cash flows from operating activities                      $      46,504            $      20,577         $      25,336

INVESTING ACTIVITIES
Acquisitions of businesses (Note 8)                            (108,172)                (113,187)              (42,903)
Capital assets, net of investment tax credits                   (57,154)                 (45,941)              (32,711)
Other assets                                                    (10,577)                  (8,923)               (4,087)

Cash flows from investing activities                      $    (175,903)           $    (168,051)        $     (79,701)

FINANCING ACTIVITIES
Net change in bank indebtedness                                 (68,835)                 103,460                14,231
Issue of long-term debt                                         187,000                  166,553               108,519
Repayment of long-term debt                                     (60,767)                (120,099)              (72,260)
Issue of Common Shares                                           78,583                    1,172                 2,893
Common Shares purchased for cancellation                         (2,542)                      --                    --
Dividends paid                                                   (2,993)                  (2,130)               (1,616)

Cash flows from financing activities                      $     130,446            $     148,956         $      51,767

Net increase (decrease) in cash position                          1,047                    1,482                (2,598)
Effect of foreign currency translation adjustments               (1,047)                  (1,482)                  194
Cash position, beginning of year,                                    --                       --                 2,404

Cash position, end of year                                $          --            $          --         $          --

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid                                             $      22,065            $      15,257         $4,031
Income taxes paid                                         $       3,153            $       3,339         $2,016


CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

December 31,                                                                            1999                 1998
Assets
Current assets
  Trade receivables (net of allowance for doubtful accounts
  of $6,178,000 ($2,210,000 in 1998))                                              $       83,120        $      71,094
  Other receivables (Note 9)                                                               17,712               11,872
  Inventories (Note 10)                                                                    87,301               72,167
  Parts and supplies                                                                        9,813                5,171
  Prepaid expenses                                                                          4,204                1,603
  Future income tax assets                                                                 11,349                7,869
                                                                                          213,499              169,776
Capital assets (Note 11)                                                                  351,722              258,208
Other assets (Note 12)                                                                     31,899               20,606
Goodwill, at amortized cost                                                               217,886              173,562
Total Assets                                                                       $      815,006        $     622,152
Liabilities
Current liabilities
  Bank indebtedness (Note 13)                                                      $       53,920        $     122,100
  Accounts payable and accrued liabilities                                                 88,563               56,987
  Installments on long-term debt                                                            2,079                2,002
                                                                                          144,562              181,089
Long-term debt (Note 14)                                                                  336,015              209,842
Other liabilities (Note 15)                                                                52,426               36,972
Total Liabilities                                                                  $      533,003        $     427,903
Shareholders' Equity
Capital stock and share purchase warrants (Note 16)                                $      185,091        $     104,033
Retained earnings                                                                          88,422               85,184
Accumulated foreign currency translation adjustments                                        8,490                5,032
Total Shareholders' Equity                                                         $      282,003        $     194,249
Total Liability and Shareholders' Equity                                           $      815,006        $     622,152

On behalf of the Board,
Gordon R. Cunningham, Director
Ben J. Davenport, Jr., Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars; tabular amounts in thousands, except per share amounts)

1. GOVERNING STATUTES
The Company, incorporated under the Canada Business Corporations Act, is based in Montreal, Canada.

The common shares of the Company are listed on the New York Stock Exchange in the United States of America and on the Toronto Stock Exchange in Canada.

2. ACCOUNTING POLICIES
Statements of Cash Flows
In 1999, the Company retroactively adopted the new Canadian standards with respect to the statements of cash flows. As a result of the application of the new standards, the variation of bank indebtedness is now presented with financing activities. In the past, bank indebtedness was included as part of cash position.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation
These consolidated financial statements include the accounts of the Company and all its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest.

Fair Value of Financial Instruments
The fair value of trade receivables, other receivables, bank indebtedness as well as accounts payable and accrued liabilities is equivalent to carrying amounts, given the short maturity period of such financial instruments.

The fair value of receivables from joint ventures approximates the carrying amounts reported in the consolidated balance sheets.

The fair value of long-term debt was established as described in Note 14.

Foreign Currency Translation
Reporting Currency
The financial statements of the Company were presented in Canadian dollars up to December 31, 1998. As a result of business acquisitions and increasing activities in the United States, the Company adopted the U.S. dollar as its reporting currency effective January 1, 1999. In accordance with generally accepted accounting principles in Canada, for periods up to and including December 31, 1998, amounts pertaining to the consolidated financial statements and notes thereto were converted into U.S. dollars using a translation of convenience with the December 31, 1998 exchange rate of CDN $1.5305 per US $1.00.

For years after December 31, 1998, the accounts of the Company's operations having a functional currency other than the U.S. dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at the year end and revenues and expenses have been translated at the average rate during the year. All translation gains or losses of the Company's net equity investments in these operations have been included in the accumulated foreign currency translation adjustments account in shareholders' equity. Changes in this account for all periods presented result solely from the application of this translation method.

Foreign Currency Translation
Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenues and expenses have been translated at the average exchange rate for each year; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains and losses arising from such transactions are included in earnings.

Inventory, Parts and Supplies Valuation
Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is principally determined by the first in, first out method. Parts and supplies are valued at the lower of cost and replacement cost.

Capital Assets
Capital assets are stated at cost less applicable investment tax credits and government grants earned and are depreciated over their estimated useful lives principally as follows:

                                                                               Methods               Rates and Periods
Buildings                                                          Diminishing balance                             5 %
or straight-line                                                        15 to 40 years

Buildings under capital leases                                           Straight-line                        20 years

Manufacturing equipment                                                  Straight-line                   7 to 20 years

Furniture, office, computer equipment and software                 Diminishing balance                             20%
  and other                                                           or straight-line                         5 years

The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant capital assets. Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized.

Deferred Charges
Debt issue expenses are deferred and amortized on a straight-line basis over the term of the related obligation. Other deferred charges are amortized on a straight-line basis over a five-year period.

Goodwill
Goodwill represents the excess of the purchase price and related cost over the value assigned to the net tangible assets of investments in subsidiaries and joint ventures at the dates of acquisition. Goodwill is being amortized on a straight-line basis over 40 years, the estimated life of the benefit. The value of goodwill is regularly evaluated by reviewing the returns of the related business, taking into account the risk associated with the investment. Any permanent impairment in the value of goodwill would be written off against earnings.

Environmental Costs
The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company also accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and its proportionate share of the amount can be reasonably estimated.

Income Taxes
The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock Options
The Company has granted stock options as described in Note 16. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Earnings Per Share
Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Fully diluted earnings per share reflect the dilutive effects of stock options and share purchase warrants which would have resulted if exercise of options and warrants had occurred at the beginning of the period or at the date of the granting of the options or warrants.

Based on imputed rates of return of 6% in 1999, 1998 and 1997, after-tax imputed earnings of $1,397,000 in 1999, $1,008,000 in 1998, and $290,000 in 1997 were considered for purposes of calculating fully diluted earnings per share.

3. JOINT VENTURES
The Company's pro rata share of its joint ventures' operations included in the consolidated financial statements is summarized as follows:

Years Ended December 31,                                      1999               1998               1997
Earnings
  Sales                                                   $  4,467           $  3,934           $  2,639
  Gross profit                                               1,010              1,130                900
  Financial expenses                                           882                440                 71
  Net earnings (net loss)                                     (767)               (59)               150
Changes in Cash Flows
  Source (use) of cash from operating activities            (1,331)               827              1,217
  Source (use) of cash for investing activities              2,343             (1,309)            (3,296)
  Source (use) of cash from financing activities            (2,566)             1,136              2,725

Years Ended December 31,                                      1999               1998
Balance Sheet
Assets
  Current assets                                          $  3,091           $  3,245
  Long-term assets                                          11,243              9,529
Liabilities
  Current liabilities                                       10,817              2,902
  Long-term debt                                             3,187              2,745

During the year ended December 31, 1999, the Company recorded sales of $7,716,000 to its joint ventures ($1,745,000 in 1998 and $2,462,000 in 1997).
Also, interest income of $1,493,660 from a joint venture was accounted for during the year ended December 31, 1999 ($996,000 in 1998 and $682,000 in 1997).
Those operations, measured at exchange values, were conducted in the normal course of business.

4. INTEGRATION AND TRANSITION, ASSET WRITE-DOWNS AND OTHER NON-RECURRING COSTS For the year ended December 31, 1999, the Company incurred substantial integration and transition, asset write-downs and other non-recurring costs as a result of recent business acquisitions and the implementation of a major enterprise-wide Management Information System. Such costs were included in cost of sales ($19.5 million) and selling, general and administrative expenses ($11.6 million).

5. INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF EARNINGS

Years Ended December 31,                                           1999               1998               1997
Depreciation of capital assets                                 $ 25,077           $ 16,090           $ 10,154
Amortization of deferred charges                                    701              1,124                353
Financial expenses
  Interest on long-term debt                                     17,924             10,078              3,205
  Interest and bank charges                                       6,519              6,473                951
  Interest income, gain on foreign exchange and other            (1,154)            (2,542)            (1,497)
  Interest capitalized to capital assets                         (1,140)            (1,580)              (537)

                                                               $ 22,149           $ 12,429           $  2,122

6. RESTRUCTURING CHARGES
In 1997, the Company initiated an organizational review of the operations of certain facilities manufacturing flexible intermediate bulk containers and approved a plan to improve efficiency and reduce operating costs.

As a result of the review, a restructuring provision of $17.7 million was recorded to reflect asset impairment and to provide for accruals for costs identified in the restructuring plan.

7. INCOME TAXES
The provision for income taxes consists of the following:

Years Ended December 31,                                               1999               1998              1997
Current                                                            $  2,893           $  3,116          $  2,357
Future                                                               (3,197)             8,627             1,635
                                                                   $   (304)          $ 11,743          $  3,992

The reconciliation of the combined Federal and Provincial statutory income tax rate to the Company's effective tax rate is detailed as follows:

Years Ended December 31,                                               1999              1998               1997
  Combined Federal and Provincial income tax rate                 %         42.7       %       42.9      %    43.4
  Manufacturing and processing                                              14.0               (2.1)          (6.1)
  Foreign losses recovered (income taxed) at lower rates                     0.3               (5.1)           3.2
  Impact of other differences                                              (60.9)              (6.7)          (9.5)
  Effective income tax rate                                       %         (3.9)      %       29.0      %    31.0

The net future income tax liabilities are detailed as follows:

Years Ended December 31,                                                    1999               1998
  Future income tax assets
    Accounts payable and accrued liabilities                            $  6,944           $  8,676
    Tax credits and loss carry-forwards                                   12,979              5,106
    Trade and other receivables                                            2,101                845
    Inventories                                                            4,264                486
    Others                                                                  --                   54
                                                                          26,288             15,167
  Future income tax liabilities
    Capital assets                                                       (50,112)           (34,270)
    Others                                                                (2,545)              --
                                                                         (52,657)           (34,270)
Net future income tax liabilities                                       $(26,369)          $(19,103)

8. ACQUISITIONS OF BUSINESSES
In the last three years, the following business acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets and liabilities based on their estimated fair value as of acquisition date.

The operating results of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition.

Year ended December 31, 1999
On July 30, 1999 and August 9, 1999 respectively, the Company purchased certain assets of Spinnaker Electrical Tape Company (SETco) and 100% of the outstanding shares of Central Products Company (CPC), manufacturers of pressure-sensitive, water-activated and electrical tapes.

The total cash consideration and estimated transaction costs for the acquisitions were approximately $108.1 million. In addition, the Company issued share purchase warrants valued at $3.2 million to the former owners.

The preliminary purchase price allocations, which reflect approximately $48.5 million allocated to goodwill, were based on available information and preliminary appraisals and are subject to revision as more facts become known. Goodwill from the acquisitions is being amortized over a 40-year period.

Year ended December 31, 1998
On September 23, 1998 and October 7, 1998 respectively, the Company purchased 100% of the outstanding shares of Anchor Continental, Inc., a manufacturer of pressure-sensitive tapes including both masking and duct tapes and substantially all the operating assets of Rexford Paper Company, a redistributor of a variety of pressure-sensitive tapes as well as a manufacturer of water-activated tapes.

The total cash consideration and estimated transactions costs for the acquisitions were approximately $113.2 million.

Year ended December 31, 1997

On December 16, 1997, the Company purchased 100% of the outstanding shares of American Tape Co., a manufacturer of pressure-sensitive tapes and shrink film.

The total cash consideration and transaction costs were approximately $42.9 million. Approximately $67 million of American Tape Co.'s long-term debt was refinanced following the acquisition.

The following is a summary of the initial values of the net assets purchased in the last three years:

December 31,                                    1999                1998                1997
Current assets                             $  26,523           $  32,473           $  21,511
Capital assets                                66,541              51,745              43,906
Goodwill and other assets                     49,763              72,116              68,450
Net future income tax assets                      --                  --               4,866
                                             142,827             156,334             138,733

Current liabilities assumed                  (23,250)            (38,926)            (25,359)
Net future income tax liabilities             (8,255)             (4,221)                 --
Long-term debt assumed                            --                  --             (70,471)
Net assets purchased                       $ 111,322           $ 113,187           $  42,903

Consideration
  Cash                                       108,172             113,187              42,903
Issue of share purchase warrants              3,150                   --                  --
                                           $ 111,322           $ 113,187           $  42,903

9. OTHER RECEIVABLES

December 31,                                    1999                1998
Rebates receivable                             5,560               3,461
Income and other taxes                         5,354               1,604
Sales taxes                                    2,059               1,827
Other                                          4,739               4,980              $17,712
                                             $11,872

10. INVENTORIES

December 31,                                    1999                1998
Raw materials                                $25,460             $19,423
Work in process                               12,189               8,507
Finished goods                                49,652              44,237
                                             $87,301             $72,167

11. CAPITAL ASSETS

                                                                       Accumulated
December 31, 1999                                       Cost          Depreciation           Net
Land                                                $  2,264          $   --            $  2,264
Buildings                                             37,142             5,336            31,806
Buildings under capital leases                        15,125             2,560            12,565
Manufacturing equipment                              346,629            78,202           268,427
Furniture, office, computer equipment and
  software and other                                  25,517             6,584            18,933
Manufacturing equipment under construction            17,727              --              17,727
                                                    $444,404          $ 92,682          $351,722

December 31, 1998                                            Cost          Depreciation           Net
Land                                                     $  1,879          $   --            $  1,879
Buildings                                                  29,366             3,360            26,006
Buildings under capital leases                             14,958             2,174            12,784
Manufacturing equipment                                   255,760            59,793           195,967
Furniture, office, computer equipment and
  software and other                                       12,915             4,192             8,723
Building and manufacturing equipment
  under construction                                       12,849              --              12,849
                                                         $327,727          $ 69,519          $258,208

12. OTHER ASSETS

December 31,                                               1999              1998
Debt issue expenses and other deferred charges,
  at amortized cost                                      $  4,067          $  3,460
Loans to officers and directors including loans
  regarding the exercise of stock options,
  without interest, various repayment terms                   275               458
Receivables from joint ventures (a)                        23,449            13,985
Other receivables                                           1,452             1,683
Other, at cost                                              2,656             1,020
                                                         $ 31,899          $ 20,606

(a) Of this amount, a total of $21,802,000 is receivable from IFCO - U.S., L.L.C. (IFCO) as at December 31, 1999 ($12,590,000 in 1998) and includes the following: $7,087,000 ($6,274,000 in 1998) of promissory notes bearing interest at a rate of 10%, repayable in annual principal instalments, maturing at various dates until January 2003 and a $14,715,000 ($6,316,000 in 1998)loan bearing interest at the U.S. prime rate, due on demand.

In March 2000, all amounts receivable from IFCO were reimbursed to the Company as a result of the sale of the Company's interest in this joint venture. The proceeds of this sale were used to reduce outstanding bank credit facilities.

13. BANK INDEBTEDNESS AND CREDIT FACILITIES
The bank indebtedness consists of the utilized portion of unsecured demand and revolving bank credit facilities and cheques issued which have not been drawn from the facilities and is reduced by any cash balances.

As at December 31, 1999, the Company had:

- A senior unsecured bank loan under a US $60.0 million term credit facility which matures on April 1, 2000. This loan bears interest at U.S. prime rate or LIBOR plus a premium varying between 1.25% and 1.50%. As at December 31, 1999, the effective interest rate pertaining to the bank loan was approximately 8.1% and US $50.0 million was utilized;

- CDN $6.0 million of revolving credit facilities from Canadian financial institutions of which CDN $0.4 million was utilized as at December 31, 1999;

- US $30.0 million of revolving credit facilities from U.S. and Canadian financial institutions of which US $7.8 million was utilized as at December 31, 1999.

The effective interest rate on the used portion of the revolving credit facilities was 8.0% as at December 31, 1999 (8.0% as at December 31, 1998).

14. LONG-TERM DEBT
Long-term debt consists of the following:

                                                                   1999                      1998
a) $137,000,000 Series A and B Senior Notes               $     137,000            $            -
b) $137,000,000 Senior Notes                                    137,000                   137,000
c) $8,000,000 Series 3 Notes                                      8,000                    33,000
d) Bank loan under a revolving credit facility                   50,000                    33,001
e) Other debt                                                     6,094                     8,843
                                                                338,094                   211,844
Less
  Current portion of long-term debt                               2,079                     2,002
                                                          $     336,015             $     209,842

a) Series A and B Senior Notes
Senior Unsecured Notes, bearing interest at an average rate of 7.78%, payable semi-annually. The Series A $25.0 million Notes are repayable on May 31, 2005 and the Series B $112.0 million Notes are repayable in semi-annual amounts between November 30, 2005 and May 31, 2009.

b) Senior Notes
Senior Unsecured Notes, bearing interest at 6.82%, payable semi-annually, maturing March 31, 2008.

14. LONG-TERM DEBT (Continued)
c) Series 3 Notes
Senior Unsecured Notes, bearing interest at an effective rate of 8.08% (7.78% in 1998), payable semi-annually. These Notes mature on June 1, 2001. The Series 1 and 2 Senior Unsecured Notes were repaid during the year with a portion of the proceeds from the Series A and B Senior Unsecured Notes.

d) Bank Loan Under a Revolving Credit Facility
Senior unsecured bank loan under a $50.0 million revolving credit facility maturing July 15, 2001. This loan bears interest at U.S. prime rate or LIBOR plus a premium varying from 0.4% to 0.625%. As at December 31, 1999, the effective interest rate pertaining to the loan was 7.0% (6.9% in 1998).

e) Other Debt
Other debt consisting of government loans, mortgage loans in a joint venture, obligations related to capitalized leases and other loans at fixed and variable interest rates ranging from interest-free to 8.25% and requiring periodic principal repayments through 2008.

The Company has complied with the maintenance of financial ratios and with other conditions that are stipulated in the covenants pertaining to the various loan agreements.

Long-term debt repayments are due as follows:

2000                                                      $      2,079

2001                                                             59,531

2002                                                              1,242

2003                                                                463

2004                                                                422

Thereafter                                                      274,357

                                                          $     338,094

Fair Value
For all debts with fixed interest rates, the fair value has been determined based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is closely equivalent to their carrying amounts.

The carrying amounts and fair values of the Company's long-term debt as at December 31, 1999 and 1998 are:

                                                                        1999                                 1998
                                                     Fair           Carrying                  Fair       Carrying
                                                     value            amount                 value         amount
                                          $        333,193     $     338,094          $    221,154       $211,844

15. OTHER LIABILITIES

December 31,                                                       1999                      1998
Provision for future site rehabilitation costs            $      4,500$            $        4,500
Future income tax liabilities                                    37,718                    26,972
Other                                                            10,208                     5,500
                                                          $      52,426            $       36,972

16. CAPITAL STOCK AND SHARE PURCHASE WARRANTS

Capital Stock  -  Authorized

Unlimited number of shares without par value.

- Common shares, voting and participating

- Class "A" preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

Capital Stock  -  Issued and Fully Paid
The changes in the number of outstanding common shares and their aggregate stated value from January 1, 1997 to December 31, 1999 were as follows:

                                                 1999                              1998                             1997
                                  Number       Stated                Number      Stated           Number          Stated
                               of shares        value             of shares       value        of shares           value

Balance, beginning of year    25,194,333   $  104,033            25,019,921  $  102,861       24,446,476      $   99,968
Shares issued for cash in
  public offering              3,000,000   $   76,887                     -           -                -               -
Shares purchased for
  cancellation                 (100,000)         (675)                    -           -                -               -
Shares issued for cash upon
  exercise of stock options      202,059   $    1,696               174,412  $    1,172           573,445     $    2,893
Balance, end of year          28,296,392   $  181,941            25,194,333  $  104,033       25,019,921      $  102,861

On March 16, 1999, the Company issued 3,000,000 shares by way of a public offering at US$26.31 per share. The proceeds for the Company, after deducting underwriting commissions and transaction fees of $2,043,000, net of related income tax benefits of $1,117,000, totaled $76,887,000.

During 1999, the Corporation purchased for cancellation 100,000 common shares at an average stated value per share of $6.75 under a Normal Course Issuer Bid. The excess of the purchase price over the average stated capital of the shares has been charged to retained earnings.

For basic earnings per share calculation purposes, the weighted average number of common shares outstanding was 27,679,385 for the year ended December 31, 1999 (25,123,812 in 1998 and 24,819,495 in 1997).

Share Purchase Warrants
                                                                   1999
300,000 share purchase warrants                                   3,150


As partial consideration for the 1999 business acquisitions described in Note 8, 300,000 warrants were issued. These warrants, which expire on August 9, 2004, permit holders to purchase common shares of the Company at a price of $29.50 per share.

Shareholders' Protection Rights Plan
On May 21, 1998, the shareholders approved the extension to September 2003 of a Shareholders' Protection Rights Plan originally established in 1993. The effect of the Rights Plan is to require anyone who seeks to acquire 20 percent or more of the Company's voting shares to make a bid complying with specific provisions.

Stock Options
Under the Company's Amended Executive Stock Option Plan, options may be granted to the Company's executives and directors. Options expire no later than ten years after the date of granting. The plan provides that such options will vest and may be exercisable 25 percent per year over four years.


Options granted during the last three years were as follows:

                                                                   1999                      1998                 1997
Number of common shares in
  respect of which new options were granted                      14,000                   744,650             634,900
Exercise price                                                   $27.88          $16.69 to $23.26     $19.09 to$20.59

All options were granted at a price equal to the average market value on the five days immediately preceding the date the options were granted.

The following table presents the situation pertaining to common shares reserved for issuance under the plan and options exercised:

                                                                   1999                      1998                 1997
Number of common shares reserved for issuance
  under the plan                                              2,405,242                 2,405,242            2,405,242
Number of shares remaining available for issuance
  under the plan(a)                                                   -                         -              484,453
Number of common shares issued pursuant to the
  exercised stock options                                       202,059                   174,412              573,445
Price range at issuance                                 $4.25 to $23.26           $4.25 to $20.59      $4.25 to $17.84

(a) As at December 31, 1999, a total of 82,708 options to purchase common shares (68,708 options as at December 31, 1998) had been granted, subject to regulatory and shareholder approval.

The changes in number of options outstanding were as follows:

                                                                                 1999              1998            1997
                                                       Weighted average
                                                         exercise price        Number            Number          Number
Balance, beginning of year                         $              14.30     2,406,067         1,837,329       1,799,074
Granted                                            $              27.88        14,000           744,650         634,900
Exercised                                          $               8.18      (202,059)         (174,412)       (573,445)
Cancelled                                          $              19.30          (784)           (1,500)        (23,200)
Balance, end of year                               $             15 .76     2,217,224         2,406,067        1,837,329

The following table summarizes information about options outstanding and exercisable at December 31, 1999:


                                                   Options Outstanding                         Options Exercisable
                                        Weighted average
            Range of                    contractual life        Weighted average                       Weighted average
     exercise prices          Number          (in years)          exercise price          Number          exercise price
$       4.25 to 8.58         490,132                 4.8               $    5.93         490,132               $    5.93
$     10.86 to 19.30       1,407,004                 5.0               $   17.58         720,136               $   16.75
$     19.49 to 27.88         320,088                 5.0               $   22.81          76,522               $   22.57
                           2,217,224                                                   1,286,790

17. COMMITMENTS AND CONTINGENCIES
Commitments
At December 31, 1999, the Company had commitments aggregating approximately $8,131,000 to 2004 for the rental of offices, warehouse space, manufacturing equipment, automobiles and other. Minimum lease payments for the next five years are $2,432,000 in 2000, $1,599,000 in 2001, $1,431,000 in 2002 and $1,344,000 in
2003 and $1,325,000 in 2004.

The Company also had commitments aggregating approximately $15,200,000 for the purchase of manufacturing equipment.

Contingencies
The Company is party to various claims and lawsuits which are being contested. In the opinion of Management, the outcome of such claims and lawsuits will not have a material adverse effect on the Company.


18. PENSION AND POST-RETIREMENT BENEFIT PLANS
The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Defined Contribution Plans
In the United States, the Company maintains a savings retirement plan (401[k]
Plan) for the benefit of certain employees who have been employed for at least one year. Contribution to these plans is at the discretion of the Company.

The Company contributes as well to a multi-employer plan for employees covered by collective bargaining agreements.

In Canada, the Company maintains a defined contribution plan for its salaried employees. The Company contributes to the plan amounts equal to 4 percent of each participant's eligible salary.

The Company has expensed $2,937,000 for these plans for the year ended December 31, 1999 ($1,367,000 and $619,000 for 1998 and 1997 respectively).

Defined Benefit Plans
The Company has, in the United States, two defined benefit plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of services for hourly employees.

The funding policy is consistent with the funding requirements of federal laws and regulations. Plan assets consist primarily of equity securities and fixed income investments.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of $10.33 ($9.15 and $8.49 in 1998 and 1997 respectively) per month for each year of service.

Plan assets are invested in segregated funds, managed by an unaffiliated investment firm who places these funds in pooled accounts.

The following represents the weighted average of significant assumptions used for the measurement of pension costs and projected benefit obligation:

Years Ended December 31,                                                   1999               1998             1997
Discount rate                                                           %  7.00           %   7.00           % 7.50
Expected long-term rate of return                                       %  8.50           %   9.50           % 9.50

There is no salary increase assumption because the remaining plans provide fixed benefits.

Components of net periodic benefit cost for defined benefit plans are as follows:

Years Ended December 31,                                           1999           1998                    1997
Service cost                                                    $    420           $    642           $     39
Interest cost                                                        804              1,954                 46
Expected return on plan assets                                      (846)            (2,434)               (56)
Amortization of actuarial gains                                       --                 --                 (1)
Amortization of unrecognized prior service cost                       52                 49                 --
Other                                                                  3                  3                  1
Net periodic benefit cost                                       $    433           $    214           $     29

The funded status of the plans are as follows:

December 31,                                                        1999               1998
Benefit obligation at beginning of year                         $  7,423           $  8,773
Service cost                                                         420                642
Interest cost                                                        804              1,954
Business acquisition                                              10,294                 --
Actuarial loss and other                                          (1,852)             1,227
Benefits paid                                                       (399)            (5,173)
Benefit obligation at end of year                               $ 16,690           $  7,423

December 31,                                                        1999               1998
Fair value of plan assets at beginning of year                  $  7,145           $ 10,524
Actual return on plan assets                                       1,000              1,294
Contributions received                                               185                500
Business acquisition                                               8,775               --
Benefits paid                                                       (399)            (5,173)
Fair value of plan assets at end of year                        $ 16,706           $  7,145

Funded status of the plan                                       $     16           $   (278)
Unrecognized actuarial gain                                       (2,154)              (138)
Unrecognized prior service cost                                      691                734
Other                                                               (106)              (106)
Prepaid (accrued liability) benefit cost                        $ (1,553)          $    212

Post-retirement Benefits
In the United States, the Company provides group health care and life insurance benefits to certain retirees. The cost of providing these benefits, which is charged against earnings on an accrual basis, amounted to $109,000 ($126,000 in 1998).

19. SEGMENT DISCLOSURES
The Company manufactures and sells an extensive range of specialized polyolefin plastic packaging products primarily in Canada and in the United States. All products have to be considered part of one reportable segment as they are made from similar extrusion processes and differ only in the final stages of manufacturing. A vast majority of the Company's products, while brought to market through various distribution channels, generally have similar economic characteristics. The following table presents revenues by country based on the location of the manufacturing facilities:

Years Ended December 31,                                         1999                          1998                      1997
Canada                                                     $  107,072                   $    94,186                $   93,272
United States                                                 487,640                       334,367                   193,938
Other                                                           3,333                         3,390                     2,110
Transfers between geographic areas                           (28,098)                        (53,913)               (61,767)
Total revenues                                             $   569,947                  $   378,030                $  227,553

The following table presents capital assets and goodwill by country based on the locations of assets:

December 31,                                                      1999                          1998
  Capital Assets
  Canada                                                   $    48,016                  $   36,658
  United States                                                296,326                       213,779
  Other                                                          7,380                         7,771
Total capital assets                                       $  351,722                   $    258,208

Goodwill
  Canada                                                   $    19,053                  $     18,643
  United States                                                198,833                       154,919
Total goodwill                                             $   217,886                  $    173,562

No customer accounted for 10 percent or more of revenues in 1999, 1998 and 1997.


20. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA
In certain respects, Canadian generally accepted accounting principles (Canadian
GAAP) differ from United States generally accepted accounting principles (U.S.
GAAP).

a) Net Earnings and Earnings Per Share
Net earnings of the Company and basic earnings per share established under Canadian GAAP, conform in all material respects to the amounts that would be reported if the financial statements would have been prepared under U.S. GAAP. Fully diluted earnings per share under U.S. GAAP is calculated using the assumption that proceeds from exercising options are used at the beginning of the year to acquire common shares of the Company at average market price. Fully diluted earnings per share established in accordance with U.S. GAAP would be as follows:

                                                                  1999                         1998                     1997
Fully diluted earnings per share                           $      0.29                  $      1.10                $    0.35

b) Consolidated Statements of Earnings
Canadian GAAP permits the disclosure of a subtotal representing "Earnings before restructuring charges and income taxes". U.S. GAAP does not permit the presentation of this subtotal.

Under Canadian GAAP, the change in reporting currency effected on January 1, 1999 has been accounted for using a translation of convenience, as described in Note 2. Under U.S. GAAP, the financial statements for periods presented prior to the change in reporting currency would be translated to U.S. dollars using the current rate method, which method uses specific year-end or annual average exchange rates as appropriate. Accordingly, using the current rate method, the following amounts would have been reported for sales and cost of sales, under U.S. GAAP:

December 31,                                                      1999                          1998
Sales                                                      $   390,007                  $    243,631
Cost of sales                                              $   280,588                  $    176,185

c) Consolidated Balance Sheets
Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under U.S. GAAP, these investments would be accounted for using the equity method. Note 3 to the consolidated financial statements provides details of the impact of proportionate consolidation on the Company's consolidated financial statements for 1999, 1998 and 1997, including the impact on the consolidated balance sheets.

The other differences in presentation that would be required under U.S.
GAAP to the consolidated balance sheets are not viewed as significant enough to require further disclosure.

d) Consolidated Cash Flows
Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be presented.

e) Post-retirement Benefits Other Than Pensions

The following disclosure on post-retirement benefit cost components and funded status would be required under U.S. GAAP:

Year Ended December 31,                                           1999                          1998            1997
Service cost for the year                                  $       21                   $        27         $        -
Interest cost on accumulated post-retirement
  benefit obligation                                       $       58                   $        66         $        -
Net amortization                                           $       30                   $        33         $        -
Net post-retirement benefit cost                           $       109                  $        126        $        -

December 31,                                                      1999                          1998
Benefit obligation at beginning of year                    $       960                  $       827
Service cost                                               $        21                  $         27
Interest cost                                              $        58                  $         66
Business acquisition                                       $        41                  $          -
Actuarial loss (gain)                                      $       (398)                $        100
Benefits paid                                              $        30                  $         (60)
Benefit obligation at end of year                          $       712                  $        960

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999 and to gradually decrease to 5% in 2005. A 1% increase/decrease in this annual trend rate would have the following effects:

                                                            1% Increase                  1% Decrease
Effect on total service and interest
  cost components                                          $         2                  $       (2)
Effect on post-retirement benefit obligation               $        25                  $       (22)

f) Accounting for Compensation Programs
The Company has chosen to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. Under U.S. GAAP, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share as if the fair value based method of accounting had been applied. The fair value of options granted in 1999, 1998 and 1997 was estimated using the Black-Scholes option-pricing model, taking into account an expected life of five years, expected volatility of 25% for all periods, risk-free interest rates of 5.39% (5.27% in 1998, 5.67% in 1997) and maintenance of the existing dividend policy. A compensation charge is charged off on the vesting periods.

Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share for the year ended December 31, 1999 would have been reduced, on a pro forma basis, by $2,499,000, $0.09 and $0.09 ($2,100,000,
$0.08 and $0.08 respectively in 1998 and $1,567,000, $0.07 and $0.06 respectively in 1997).

The weighted average fair value of options granted in 1999 was $8.79 ($5.98 in 1998 and $5.83 in 1997).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's Amended Executive Stock Option Plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in Management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

g) Business Acquisition  -  Pro forma Disclosures
As required under U.S. GAAP, the following unaudited pro forma financial information has been prepared by the Company's Management, giving effect to the SETco and CPC acquisitions, described in Note 8, as if they had taken place at the beginning of the 1998 fiscal year-end.

The pro forma information is presented in response to applicable accounting rules relating to business acquisitions. It is not necessarily indicative of the actual results that would have been achieved had the acquisitions occurred as at January 1, 1998 and is not necessarily indicative of future consolidated results of the Company.

The pro forma assumptions that have been reflected are limited to the inclusion of additional amortization of goodwill and capital assets arising from the acquisitions, increases in financial expenses for debt incurred to finance the acquisitions and the income tax effects of such adjustments. Assumptions that have not been included in the pro forma information are the effect of either certain decisions that have been made by the Company's Management since the date of the acquisition as well as the effect of various decisions that the Company's Management might have made at the beginning of the respective periods. In Management's opinion, because of the inability to reflect such assumptions, the pro forma net earnings and basic earnings per share data described below do not necessarily provide a reliable measure of the impact of the business acquisitions:

December 31,                                                      1999                          1998
                                                                         (Unaudited)
Sales                                                      $   645,217                  $   507,200
Net earnings                                               $    (2,497 )                $    15,300
Basic earnings per share                                   $     (0.09)                 $      0.61

h) Consolidated Comprehensive Income
As required under U.S. GAAP, the Company would have reported the following consolidated comprehensive income:

                                                                  1999                          1998                     1997
Net earnings in accordance with U.S. GAAP                  $     8,098                  $     28,751               $    8,885
Foreign currency translation adjustments                   $     3,458                  $   (17,581)               $  (6,414)
Consolidated comprehensive income                          $    11,556                  $     11,170               $    2,471

i) New Accounting Pronouncement
The Financial Accounting Standards Board (FASB) has issued SFAS No. 133 which outlines accounting and reporting standards pertaining to derivative instruments and hedging activities. For U.S. GAAP reporting purposes, this statement should be adopted for fiscal years commencing after June 15, 2000. As the Company does not presently use derivative or hedging instruments, there is no foreseen impact for the implementation of this new recommendation.


BOARD OF DIRECTORS

Melbourne F. Yull
Chairman and Chief Executive Officer

Eric E. Baker
President, Miralta Capital II Inc.

Gordon R. Cunningham(1)
President,
Cumberland Asset Management

Ben J. Davenport, Jr.
Chairman, First Piedmont Corporation
Chairman & CEO, Chatham Oil Company

Irvin Mermelstein
Managing Partner, Market-Tek

James A. Motley Sr.(1)
Director,
American National Bank & Trust Company
American National Bankshares, Inc.

Michael L. Richards(1)
Senior Partner,
Stikeman Elliott

L. Robbie Shaw(1)
Vice President,
Nova Scotia Community College

(1) Member of Audit Committee


EXECUTIVE OFFICERS

Melbourne F. Yull
Chairman and Chief Executive Officer

Andrew M. Archibald, C.A.
Chief Financial Officer,
Secretary, Treasurer,
Vice President Administration

Joseph D. Bruno
Vice President,
Supply Chain Management

Jim Bob Carpenter
President, Woven Products

John T. Fain
Vice President, Corporate Marketing

Burgess H. Hildreth
Vice President, Human Resources

James A. Jackson
Vice President, Chief Information Officer

Lloyd W. Jones
Vice President, Procurement

H. Dale McSween
President, Distribution Products

Sal Vitale, C.A.
Vice President, Finance

Duncan R. Yull
Vice President Sales,
Distribution Products

Gregory A. Yull
President, Film Products

Transfer Agent and Registrar

Canada
CIBC Mellon Trust Company
2001 University Street, 16th Floor
Montreal, Quebec, Canada H3A 2A6

United States of America
ChaseMellon Shareholder Services, L.L.C.
450 West 33rd Street
New York, New York, USA 10001


AUDITORS

Canada
Raymond Chabot Grant Thornton
600 de la Gauchetiere West, Suite 1900
Montreal, Quebec, Canada H3B 4L8

United States of America
Grant Thornton International
130 E. Randolf Street
Chicago, Illinois, USA 60601-6203


INVESTOR INFORMATION

Stock and Share Listing
Common shares are listed on the
New York Stock Exchange and the
Toronto Stock Exchange, trading
under the symbol ITP.

Shareholder and Investor Relations
Shareholders and investors having
inquiries or wishing to obtain copies
of the Company's Annual Report or other U.S. Securities Exchange Commission filings should write to:

Mr. Andrew M. Archibald, C.A.
Chief Financial Officer
Intertape Polymer Group Inc.
110 E Montee de Liesse
St. Laurent, Quebec, Canada
H4T 1N4 Tel.: (514) 731-0731
E-Mail: itp$info@intertapeipg.com


ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS

The Annual & Special Meeting of Shareholders will be held on Wednesday, June 21, 2000 at 4:00 P.M. at Hotel Omni Montreal, 1050 Sherbrooke Street West, Montreal, Quebec, Canada.

                          INTERTAPE POLYMER GROUP INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                      AND
                           MANAGEMENT PROXY CIRCULAR
                                 TO BE HELD ON

                                 JUNE 21, 2000

                          INTERTAPE POLYMER GROUP INC.
                             110E Montee de Liesse
                              St. Laurent, Quebec
                                    H4T 1N4

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

    NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of Shareholders of INTERTAPE POLYMER GROUP INC. (the "Corporation") will be held at Hotel Omni Montreal, 1050 Sherbrooke Street West, Montreal, Quebec, on
June 21, 2000, at 4:00 o'clock in the afternoon, for the purposes of:

    (1) receiving the consolidated financial statements for the year ended December 31, 1999, together with the auditors' report thereon;

    (2) electing a board of eight (8) directors to serve until the next annual meeting of shareholders;

    (3) appointing auditors and authorizing the directors to fix their remuneration;

    (4) considering and, if deemed advisable, approving, ratifying and confirming amendments to the Corporation's Amended Executive Stock Option Plan; and

    (5) transacting such other business as may properly be brought before the Meeting.

    The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

    Only holders of record of common shares of the Corporation at the close of business on May 17, 2000 will be entitled to vote at the Meeting.

                                          By Order of the Board of Directors,

                                          ANDREW M. ARCHIBALD, C.A.
                                          Chief Financial Officer,
                                          Secretary, Treasurer,
                                          Vice President Administration

St. Laurent, Quebec
May 19, 2000

    SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE CORPORATION NOT LESS THAN FORTY-EIGHT (48) HOURS PRIOR TO THE MEETING.

                           MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

    THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR"), WHICH IS BEING MAILED TO SHAREHOLDERS ON OR ABOUT MAY 19, 2000, IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF INTERTAPE POLYMER GROUP INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD ON JUNE 21, 2000 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS, OR ANY ADJOURNMENT THEREOF. The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation.

    All dollar amounts set forth in this Circular are in Canadian dollars, except as otherwise indicated.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

    A SHAREHOLDER MAY APPOINT AS PROXYHOLDER A PERSON OTHER THAN THE DIRECTORS OF THE CORPORATION NAMED IN THE ACCOMPANYING FORM OF PROXY TO ATTEND AND VOTE AT THE MEETING IN HIS STEAD, AND MAY DO SO BY INSERTING THE NAME OF SUCH OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

    In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Corporation's Canadian transfer agent, CIBC Mellon Trust Company, 2001 University Street, 16th Floor, Montreal, Quebec, not less than forty-eight (48) hours prior to the Meeting.

    A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Corporation, 110E Montee de Liesse, St. Laurent, Quebec H4T 1N4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting or an adjournment thereof on the day of the Meeting but prior to the use of the proxy at the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

    THE PERSONS WHOSE NAMES ARE PRINTED ON THE ACCOMPANYING FORM OF PROXY WILL, ON A SHOW OF HANDS OR ANY BALLOT THAT MAY BE CALLED FOR, VOTE OR WITHHOLD FROM VOTING THE SHARES IN RESPECT OF WHICH THEY ARE APPOINTED IN ACCORDANCE WITH THE DIRECTION OF THE SHAREHOLDER APPOINTING THEM. IF NO CHOICE IS SPECIFIED BY THE SHAREHOLDER, THE SHARES WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTORS SET FORTH IN THIS CIRCULAR UNDER THE HEADING "ELECTION OF DIRECTORS," FOR THE APPOINTMENT OF THE AUDITORS SET FORTH IN THIS CIRCULAR UNDER THE heading "Appointment and Remuneration of Auditors" and in favour of the resolution approving, ratifying and confirming the amendments to the Corporation's Amended Executive Stock Option Plan described in this Circular under the heading "Amendments to the Amended Executive Stock Option Plan."

    THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING AND TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AS AT THE DATE HEREOF, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTERS TO COME BEFORE THE MEETING. IF ANY MATTERS WHICH ARE NOT NOW KNOWN SHOULD PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN THE FORM OF PROXY WILL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGMENT.

SHAREHOLDER PROPOSALS FOR 2001 ANNUAL MEETING

    Shareholder proposals intended to be presented at the Corporation's 2001 Annual Meeting of Shareholders must be submitted for inclusion in the Corporation's proxy materials prior to May 23, 2001.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

    As at May 17, 2000, the Corporation had 28,297,392 common shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such shares is entitled to one vote for each share registered in his name as at the close of business on May 17, 2000, being the date fixed by the Board of Directors of the Corporation for the determination of the registered holders of such shares who are entitled to receive the Notice of Annual and Special Meeting of Shareholders enclosed herewith (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he produces properly endorsed share certificates or otherwise establishes proof of his ownership of the shares and demands, not later than ten days before the Meeting, that his name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after the Record Date during usual business hours at the registered office of the Corporation and at the Meeting.

    To the knowledge of the directors and officers of the Corporation, no person beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

ELECTION OF DIRECTORS

    The Articles of the Corporation stipulate that the Board of Directors shall consist of a minimum of one (1) and a maximum of eleven (11) directors. The entire Board of Directors currently consists of eight (8) members. Management will propose these eight (8) persons, who are named below, as nominees for election as directors to hold office until the next succeeding annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

  NAME                             AGE      POSITION OR OFFICE WITH CORPORATION     DIRECTOR SINCE
  Melbourne F. Yull(2)              59         Director, Chairman of the Board    December 22, 1989(3)
                                               and Chief Executive Officer
  Eric E. Baker                     66         Director                           December 22, 1989(4)
  Michael L. Richards(2)(5)         61         Director                           December 22, 1989(3)
  James A. Motley, Sr.(5)           71         Director                           February 21, 1992
  Irvine Mermelstein                73         Director                           March 14, 1994
  Ben J. Davenport, Jr.(2)          57         Director                           June 8, 1994
  L. Robbie Shaw(2)(5)              56         Director                           June 8, 1994
  Gordon R. Cunningham(5)           55         Director                           May 21, 1998

                                         AS AT MAY 9, 2000
                                    CONTROL OR DIRECTION OF THE
                                    CORPORATION IS EXERCISED BY
                                            MEANS OF(1)
                                                     OPTIONS TO
  NAME                            COMMON SHARES    PURCHASE SHARES
  Melbourne F. Yull(2)                422,595          644,000

  Eric E. Baker                       502,802           16,000
  Michael L. Richards(2)(5)            76,000           16,000
  James A. Motley, Sr.(5)               6,800           16,000
  Irvine Mermelstein                   13,140           11,000
  Ben J. Davenport, Jr.(2)             18,000           16,000
  L. Robbie Shaw(2)(5)                  3,000           13,500
  Gordon R. Cunningham(5)               6,000            7,000
                                    1,048,337          739,500

(1) This information, not being within the knowledge of the Corporation, was furnished by the respective nominees individually.

(2) Member of Compensation Committee.

(3) Director of the predecessor company since 1981.

(4) Director of the predecessor company since 1984.

(5) Member of Audit Committee.

    Melbourne F. Yull, a resident of Sarasota, Florida was appointed Chairman of the Board and Chief Executive Officer on January 11, 1995, having been the President and a director of the Corporation or a predecessor thereof since 1981. Eric E. Baker, a resident of Long-Sault, Ontario, is President of Miralta Capital II Inc., a venture capital company, and is President of Almiria Capital Corp., a venture capital company. Michael L. Richards, a resident of Westmount, Quebec, is a senior partner in the law firm Stikeman Elliott, Montreal, Quebec. James A. Motley, Sr., a resident of Danville, Virginia, is a Director of American National Bank & Trust Company and American National Bankshares, Inc. and was formerly Chairman of the Board and Chief Executive Officer of the same firms.

    Irvine Mermelstein, a resident of Tucson, Arizona is the managing partner of Market-Tek, Management Consultants. Ben J. Davenport, Jr., a resident of Chatham, Virginia, is the Chief Executive Officer of Chatham Oil Company, a distributor of oil, gasoline and propane. He also serves as Chairman and Chief Executive Officer of First Piedmont Corporation, a waste hauling business.
L. Robbie Shaw, a resident of Halifax, Nova Scotia, is the Vice President of Nova Scotia Community College. Gordon R. Cunningham, a resident of Toronto, Ontario, is President of Cumberland Asset Management Corp., a discretionary management firm.

    If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of Management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Board of Directors recommends a vote in favour of each of the nominees.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

    In 1995, The Toronto Stock Exchange adopted a requirement that disclosure be made by each listed company of its corporate governance system by making reference to The Toronto Stock Exchange Guidelines for Corporate Governance (the "Guidelines"). Compliance with the Guidelines is not mandatory but each listed corporation is required to explain where its system of governance differs from the Guidelines.

    1.  MANDATE OF THE BOARD

    The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, including the development of major policy and strategy and the identification of the risks of the Corporation's business and implementation of the appropriate systems to manage these risks. The Board meets at least quarterly, and more frequently as required to consider particular issues or conduct specific reviews between quarterly meetings whenever appropriate. Governance responsibilities are undertaken by the Board as a whole, with certain specific responsibilities delegated to the audit and compensation committees as described below. The Board of Directors periodically invites senior operating management to attend meetings of the Board of Directors to report on their business responsibilities.

    2.  COMPOSITION OF THE BOARD

    The Corporation's Board currently consists of eight directors, five of whom are unrelated directors in accordance with the definition of an unrelated director in the Guidelines. The Board has examined its size and determined that eight is appropriate for effective decision-making.

    3.  CHAIR OF THE BOARD

    The Board is chaired by a director who is also the Chief Executive Officer of the Corporation. The Board is of the view that this does not impair its ability to act independently of management due, inter alia, to the independence of the remaining members of the Board and the role of the Board in determining its own policies, procedures and practices, and ensuring that the appropriate information is made available to the Board.

    4.  COMMITTEES

    The Board has established two committees, the Audit Committee and the Compensation Committee, to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Guidelines recommend that the Audit Committee be made up of outside directors only and that other board committees should be comprised generally of outside directors, a majority of whom should be unrelated directors. The Audit Committee complies with the Guidelines as it is composed of four outside directors. The Compensation Committee, although composed of a majority of outside directors, as at present constituted, does not comply with the Guidelines in as much as it has two related directors and two unrelated directors. The Board has decided not to modify its composition for the reasons outlined below.

    The following is a description of the Committees of the Board and their mandate:

    - AUDIT COMMITTEE

    The mandate of the Committee is to review the annual financial statements of the Corporation and to make recommendations to the Board of Directors in respect thereto. The Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management and, with the auditors and management, the adequacy of the internal accounting control procedures and systems within the Corporation. The Committee also makes recommendations to the Board regarding the appointment of independent auditors and their remuneration and reviews any proposed change in accounting practices or policies.

    - COMPENSATION COMMITTEE

    The mandate of the Committee is described below under the heading "Report on Executive Compensation". The Chairman and Chief Executive Officer is a member of this Committee. The Board of Directors considers his participation in the Committee as essential and feels he should continue to serve on the Committee provided the other members are outside directors.

    5.  DECISIONS REQUIRING BOARD APPROVAL

    All major decisions concerning, among other things, the Corporation's corporate status, capital, debt financing, securities distributions, investments, acquisitions, divestitures and strategic alliances, are subject to approval by the Board of Directors. In particular, capital investments and other outlays of an aggregate monetary amount of one million dollars or more are subject to the prior approval of the Board of Directors.

    6.  DIRECTOR RECRUITMENT AND BOARD EFFECTIVENESS

    All the directors presently in office and proposed to be elected at the next annual meeting of shareholders have served as directors in good standing of the Corporation since 1994, other than Mr. Cunningham who was elected in 1998, and the majority of them have served since it became a reporting issuer in 1992. The Board of Directors has not adopted a formal policy for the recruitment of directors.

    Participation of directors is expected at all Board of Directors and Committee meetings to which they are called. Directors are asked to notify the Corporation if they are unable to attend, and attendance at meetings is duly recorded. All the directors have agreed to contribute to the evaluation of their collective as well as their individual performances.

    7.  SHAREHOLDER COMMUNICATION AND FEEDBACK

    The fundamental objective of the Corporation's shareholder communication policy is to ensure open, accessible and timely exchange of information with all shareholders respecting the business, affairs and performance of the Corporation, subject to the requirements of securities legislation in effect and other statutory and contractual obligations limiting the disclosure of such information.

    In order to facilitate the effective and timely dissemination of information to all shareholders, the Corporation releases its disclosed information through news wire services, the general media, telephone conferences with investment analysts and mailings to shareholders.

APPOINTMENT AND REMUNERATION OF AUDITORS

    Raymond Chabot Grant Thornton, Chartered Accountants, who have been the auditors of the Corporation since December 22, 1989 and the auditors of the predecessor company since 1981, will be nominated for appointment as the Corporation's auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by the Board of Directors. Representatives of Raymond Chabot Grant Thornton will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

EXECUTIVE COMPENSATION

    1.  SUMMARY COMPENSATION TABLE

    The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 1999, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM
                                                                                                COMPENSATION
                                                                                                   AWARDS
                                                                                              SECURITIES UNDER
                                                                              OTHER ANNUAL      OPTIONS/SARS
                                                 SALARY           BONUS       COMPENSATION        GRANTED
NAME AND PRINCIPAL POSITION          YEAR           $               $            ($)(1)             (#)
M.F. Yull                            1999      Cdn $668,928               0    Cdn $164,727              0
  Chairman of the Board and          1998      Cdn $610,493    Cdn $732,592    Cdn  $30,431        201,006
  Chief Executive Officer            1997     U.S. $303,270    Cdn  $30,326               0        263,006

H.D. McSween                         1999     U.S. $288,000               0    U.S. $57,642              0
  President --                       1998      Cdn $289,324    Cdn $289,324     Cdn  $9,949         43,123
  Distribution Products              1997      Cdn $238,082               0     Cdn $16,099         78,623

A.M. Archibald                       1999      Cdn $340,421               0     Cdn $74,912              0
  Chief Financial Officer,           1998      Cdn $236,510    Cdn $236,510     Cdn $32,920         25,553
  Secretary, Treasurer, Vice         1997      Cdn $189,520               0     Cdn  $7,001         78,553
  President Administration

K. Rogers                            1999     U.S. $160,000               0    U.S. $37,739              0
  Corporate Vice President           1998     U.S. $160,000   U.S. $128,000    U.S.  $4,837         35,390
                                     1997      Cdn $197,605               0     Cdn  $9,204         20,390

L.W. Jones                           1999     U.S. $238,695               0    U.S. $10,328              0
  Vice President --                  1998     U.S. $228,367   U.S. $228,367    U.S.  $5,711         75,000
  Procurement                        1997     U.S. $229,872               0    U.S.  $8,704         28,000

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers. The amounts in this column related to taxable benefits on employee loans and company contribution to the pension plan.

    The aggregate compensation for all executive officers and directors of the Corporation who are not "named executive officers" for the fiscal year ended December 31, 1999 amounts to U.S.$1,403,512.

    2.  EXECUTIVE STOCK OPTION PLAN AND STOCK APPRECIATION RIGHTS

    The Corporation has an ongoing Executive Stock Option Plan (the "Plan"). The Plan is administered by the Board of Directors. The shares offered under the Plan are common shares of the Corporation.

    The Board of Directors designates from time to time from the eligible executives those to whom options are granted and determines the number of shares covered by such options. Generally, participation in the Plan will be limited to persons holding positions that can have a significant impact on the Corporation's long-term results. The number of common shares to which the options relate will be determined by taking into account, inter alia, the market price of the common shares and each optionee's base salary. The exercise price payable for each common share covered by an option will be determined by the Board of Directors but will not be less than the market value of the underlying common shares on the day preceding the grant. The Plan provides that options issued thereunder shall vest 25% per year over four years.

    There were no individual grants of stock options under the Plan and SARs during the financial year ended December 31, 1999 to the named executive officers.

    In 1999, options to acquire 91,026 common shares were exercised by executives, at exercise prices ranging from U.S. $4.25 to U.S. $23.26. As at December 31, 1999, options to acquire 2,217,224 common shares were outstanding under the Plan.

    The following table sets forth each exercise of options during the financial year ended December 31, 1999 by the named executive officers.

        AGGREGATED OPTION/SAR EXERCISES DURING THE FINANCIAL YEAR ENDED
             DECEMBER 31, 1999 AND FINANCIAL YEAR-END OPTION VALUES

                                                                                                   VALUE OF
                                                                      UNEXERCISED                 UNEXERCISED
                               SECURITIES       AGGREGATE               OPTIONS                     OPTIONS
                                ACQUIRED          VALUE                AT FY-END                   AT FY-END
                               ON EXERCISE      REALIZED                  (#)                       (US $)
            NAME                   (#)             ($)         EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
M.F. Yull                           Nil                  n/a        347,500/296,500           9,795,156/8,357,594

H.D. McSween                        Nil                  n/a         163,946/77,362           4,621,228/2,180,641

A.M. Archibald                      Nil                  n/a         155,536/67,150           4,384,171/1,892,791

K. Rogers                        50,000      U.S. $1,340,500          80,154/41,250           2,259,341/1,162,734

L.W. Jones                       41,026      U.S. $1,043,019             n/a/75,250                 n/a/2,121,109

    3.  PENSION ARRANGEMENTS

    Effective January 1, 1991, the pension plan for Intertape Polymer Inc. ("IPI"), a Canadian subsidiary of the Corporation, for its salaried employees in Canada, including the named executive officers who are Canadian residents, was changed from a defined benefit plan to a defined contribution plan. Participants in the Plan were credited with either a lump sum amount in their individual accounts or had an insurance contract purchased to settle their benefit obligations at January 1, 1991.

    The Corporation maintains a savings retirement plan (401[k] Plan) for the benefit of substantially all of its employees in the United States of America who have been employed for at least one year. The Corporation may make a discretionary matching contribution determined each year equal to a percentage of contributions made by employees; such contributions are limited to a maximum of 6% of their compensation deposited as elective contributions. A subsidiary of the Corporation also maintains two savings retirement plans (401[k] Plans); contributions to these plans are at the discretion of the Corporation. This subsidiary contributes as well to a multi-employer plan for employees covered by collective bargaining agreements. The Corporation's expense for such savings retirement plans for the year ended December 31, 1999 was $4,266,000 ($2,092,000 in 1998, $653,000 in 1997 and $485,000 in 1996).

    4.  EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

    On July 1, 1998, the Corporation entered into a new employment agreement with Melbourne F. Yull. Pursuant to the terms of the employment agreement, Mr. Yull agreed to continue to serve as Chairman of the Board and Chief Executive Officer of the Corporation and its subsidiaries initially at a fixed annual gross salary and subsequently at compensation levels to be reviewed annually by the Corporation in accordance with its internal policies. The agreement provides inter alia for annual bonuses based on budgeted objectives of the Corporation. The agreement also provides for the payment of 24 months of Mr. Yull's remuneration in the event of termination without cause or resignation within six months of a change of control. Further, it provides for all options for the acquisition of common shares of the Corporation previously granted to Mr. Yull to become immediately vested and exercisable in the event of his termination without cause, or his resignation within six months of a change of control, or his retirement at any time after his 60th birthday or in the event of his death, and that they must be exercised within 90 days following the effective date of such termination, resignation, retirement or death. In addition to his participation in the pension plan for IPI, the employment contract provides for Mr. Yull to receive, upon his ceasing to be an employee for any reason, a defined benefit supplementary pension annually for life equal to 2% of his average annual gross salary for the final 5 years of his employment multiplied by his years of service with IPI.

    On June 13, 1989, predecessors of Intertape Polymer Inc. entered into an employment agreement with Lloyd W. Jones, whereby he agreed to act as President of a subsidiary as well as in such other positions within the Intertape Polymer Group as would be agreed upon between the parties. The agreement is renewed yearly for an additional one-year term and Mr. Jones' compensation is agreed upon on an annual basis, including the salary and the basis for the determination of the annual bonus.

    The Corporation has entered into change-in-control letter agreements dated August 8, 1996 with Messrs. McSween, Archibald, Rogers and Jones. These letter agreements provide that if, within a period of six months after a change in control of the Corporation, (a) an executive voluntarily terminates his employment with the Corporation, or (b) the Corporation terminates an executive's employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to fifteen months of such executive's remuneration at the effective date of such resignation or termination. In addition, all options for the acquisition of common shares of the Corporation previously granted to such executive under the Plan shall become immediately vested and exercisable and must be exercised within 90 days following the effective date of such resignation or termination.

    5.  COMPOSITION OF COMPENSATION COMMITTEE

    Members of the Compensation Committee of the Corporation are Ben J. Davenport, Jr., Michael L. Richards, L. Robbie Shaw and Melbourne F. Yull. The Committee met once during the period from January 1, 1999 to December 31, 1999. Mr. Yull is Chairman of the Board and Chief Executive Officer of the Corporation. The members of the Compensation Committee have no interlocking relationship as contemplated in the Ontario Securities Regulations.

    6.  REPORT ON EXECUTIVE COMPENSATION

    - COMPENSATION COMMITTEE REPORT

    The Committee is responsible for the determination and administration of the compensation policies and levels for the executive officers of the Corporation and its subsidiaries. The recommendations of the Committee are communicated to the Board of Directors. The compensation of the Chief Executive Officer and the recommendation for the granting of stock options to executive officers are submitted to the Board of Directors for approval. Mr. Yull does not participate in the Committee's or the Board's deliberations concerning the recommendation on his own compensation.

    In arriving at its compensation decisions, the Committee reviews industry comparisons for similar sized companies and companies in the packaging materials sector. The Committee uses compensation surveys from an independent consultant from time to time to provide data to review and adjust its compensation policies. The compensation philosophy of the Corporation is to be competitive with similar manufacturing companies in order to attract and retain high-quality executives with the expertise and skills required in the business of the Corporation. Three primary components comprise the compensation program: basic salary, annual bonuses based on performance and long-term stock options/SARs.

    Base salaries are established at levels which will enable the Corporation and its subsidiaries to attract, retain and reward executive officers who can effectively contribute to the long-term success and objectives of the Corporation.

    The annual bonus program is formula-based and is measured against pre-determined performance targets. Awards are granted on the basis of divisional profit results, corporate results and individual performance as measured against pre-established objectives.

    The third component is stock options/SARs which are granted periodically at the discretion of the Board of Directors. Options/SARs are granted to provide key employees who have significant responsibility for the management, growth and future success of the Corporation with an opportunity for rewards as a result of stock price increases. To encourage continued service, the options become exercisable over four years in four equal annual installments commencing on the first anniversary of the date of the grant and the SARs only become vested on the third anniversary of the effective date of the grant. They have no value if the stock price does not appreciate. It is felt that this approach closely aligns the interests of the executives and the shareholders.

    Each element of compensation fulfills a different role in the attraction, retention and motivation of qualified officers and employees.

    - CHIEF EXECUTIVE OFFICER COMPENSATION

    The compensation levels for the Chief Executive Officer have been designed to ensure that they are not only competitive with similar size companies and companies in the packaging materials sector, but also incorporate recognition of the Chief Executive Officer's personal contribution and leadership.

    The compensation of the Chief Executive Officer is reviewed each year by the Committee utilizing both financial and non-financial measurements covering performance in the following areas: financial performance, marketing, operations, human resource management, technology and strategic planning. In addition, the Committee considers compensation surveys described above when assessing the Chief Executive Officer's compensation levels.

    Submitted by the Committee:
    Ben J. Davenport, Jr.
    Michael L. Richards
    L. Robbie Shaw
    Melbourne F. Yull

    7.  PERFORMANCE GRAPH

    The first graph compares the yearly change in the cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative total return of the TSE 300.

    The second graph compares the yearly change in the cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative total return of the S&P 500. The cumulative total shareholder return is based on the United States dollar trading values of the common shares of the Corporation on the New York Stock Exchange.

        FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED)
      (Based on the Corporation's activity on The Toronto Stock Exchange)
                                  (Canadian $)

$100.00   $198.61   $292.18   $278.86   $326.36   $362.19   Intertape
$100.00   $114.09   $148.05   $168.20   $165.30   $219.46   TSE 300
 1994      1995      1996      1997      1998      1999
Dec. 30   Dec. 29   Dec. 31   Dec. 31   Dec. 31   Dec. 30

        FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED) (Based on the Corporation's activity on the New York Stock Exchange)*
                                     (US $)

$100.00   $198.61   $292.18   $278.86   $326.36   $362.19   Intertape
$100.00   $137.59   $169.18   $225.63   $290.11   $315.16   S&P 500
 1994      1995      1996      1997      1998      1999
Dec. 30   Dec. 29   Dec. 31   Dec. 31   Dec. 31   Dec. 30

* Since August 16, 1999, IPG has traded on the NYSE. Prior to that date IPG traded on the AMEX.

COMPENSATION OF DIRECTORS

    In 1999, directors of the Corporation, who were not officers of the Corporation, received an annual fee of $8,000 for their services as directors and a fee of $1,000 for each board meeting attended ($250 for telephone meetings). Furthermore, a total of 14,000 options to purchase common shares of the Corporation were granted to directors of the Corporation, who were not officers of the Corporation, options at an exercise price of $40.67 (U.S.$27.88) per share.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

    Officers of the Corporation are currently indebted to the Corporation in respect of interest-free loans granted for the purpose of purchasing common shares of the Corporation upon the exercise of options. Such loans are repayable not later than September 30, 2000. As at May 17, 2000, the aggregate indebtedness of all officers to the Corporation entered into in connection with the purchase of common shares was $399,531. The following table summarizes the largest amount of the loans outstanding since January 1, 1999, and the amount outstanding on May 17, 2000.

                                                                                  FINANCIALLY
                                  LARGEST AMOUNT                              ASSISTED SECURITIES      COMMON
                                   OUTSTANDING                AMOUNT           PURCHASES DURING      SHARES AS
                                      DURING                OUTSTANDING       FY -- DEC 31, 1999    SECURITY FOR
NAME AND PRINCIPAL POSITION  FY -- ENDED DEC 31, 1999   AS AT MAY 17, 1999            (#)           INDEBTEDNESS
M.F. Yull
  Chairman of the Board and
  Chief Executive Officer             $369,218               $369,218                 Nil              26,000

H.D. McSween
  President
  Distribution Products                $30,313                $30,313                 Nil                 Nil

DIRECTORS' AND OFFICERS' INSURANCE

    The Corporation maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of insurance is $25,000,000 and an annual premium of $157,000 was paid by the Corporation in the last completed financial year with respect to the period from December 1999 to December 2000. Claims payable to the Corporation are subject to a retention of up to $250,000 per occurrence.

AMENDMENTS TO EXECUTIVE STOCK OPTION PLAN

    The Corporation established an ongoing Executive Stock Option Plan (the "Plan") in respect of the Common Shares of the Corporation. The purpose of the Plan is to promote a proprietary interest in the Corporation among its executives, to encourage the executives to further the development of the Corporation and to assist the Corporation in attracting and retaining executives necessary for the Corporation's long term success. The Plan was amended in 1996 to comply with new rules adopted by The Toronto Stock Exchange and to allow the granting of options to existing and future directors of the Corporation who are not part of management. In 1998, the Plan was again amended to allow the granting, from time to time, on an annual basis, up to 2,000 options to the directors of the Company who are not part of management and the granting of 5,000 options to any new non-management upon becoming a director. The directors of the Corporation have now adopted a further amending resolution effective as of May 15, 2000 to increase the number of shares that may be issued under the Plan from 2,405,242 to 3,500,000 Common Shares, being approximately 12.4% of the outstanding Common Shares of the Corporation as of May 17, 2000. The Director's resolution also changes the reference in Section 6 of the Plan from the American Stock Exchange to the New York Stock Exchange effective as of August 16, 1999.

    The proposed amendments to the Plan are subject to the approval of regulatory authorities having jurisdiction over the Corporation's Common Shares. The Toronto Stock Exchange's rules further require that the amendments to the Plan be submitted to the shareholders of the Corporation for approval. Consequently, the following resolution will be submitted for approval by a majority of shareholders present or represented by proxy at the meeting.

IT IS RESOLVED:

    THAT the Amended Executive Stock Option Plan of the Corporation be amended by deleting the figure "2,405,242 Shares" in Section 4 thereof and replacing same by "3,500,000 Shares" and by deleting the words "American Stock Exchange" in Section 6 thereof and replacing same by "New York Stock Exchange".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

    The Management of the Corporation is unaware of any material interest of any director or officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transactions that has materially affected or will materially affect the Corporation or any of its affiliates.

APPROVAL OF DIRECTORS

    The contents and the sending of this Circular have been approved by the directors of the Corporation.

                                          ANDREW M. ARCHIBALD, C.A.
                                          Chief Financial Officer,
                                          Secretary, Treasurer,
                                          Vice President Administration

St. Laurent, Quebec
May 19, 1999

           Certified Extract of Resolutions of the Board of Directors
                                       of
                          INTERTAPE POLYMER GROUP INC.
                            adopted on May 15, 2000.

APPROVAL OF ANNUAL INFORMATION FORM

WHEREAS the Chairman presented to the meeting an annual information form of the Corporation dated May 15, 2000.

WHEREAS the Chairman informed the meeting that the Corporation proposes to file the annual information form with the securities commissions and other appropriate regulatory authorities in each of the provinces of Canada in order to permit the Corporation to be able to qualify its securities for distribution through the use of a short form prospectus under the prompt offering qualification system.

BE IT RESOLVED THAT

    1. the English and French version of the annual information form ("AIF") of the Corporation dated May 15, 2000 presented to this meeting be and the same is hereby approved and, subject to such additions, deletions and changes therein as may be consented to by the officers and directors of the Corporation authorized to sign the certificate to be delivered pursuant to Section 5.3 of National Policy No. 47 Prompt Offering Qualification System of the Canadian Securities Administrators ("NP47") relating to the prompt offering qualification system and the use of a short form prospectus;

    2. the Corporation be and it is hereby authorised to file the English and French language versions of the AIF, as the same may be amended from time to time, with the securities commissions and appropriate regulatory authorities in each of the provinces of Canada in order to qualify the Corporation as an eligible issuer under the Prompt Offering Qualification System;

    3. each of the President, any Vice President or any Secretary, be and they are hereby authorized and directed for and behalf of the Corporation, to sign the certificate to be delivered pursuant to Section 5.3 of NP47;

    4. any one director or officer of the Corporation, be and he is hereby authorized and directed, for and on behalf of the Corporation, to file or cause to be filed the English and French language versions of the AIF under the securities legislation of any of the provinces of Canada and to file such other documents and to do such other things as he may, in his sole discretion, consider necessary, appropriate or useful in connection with, or to carry out the provisions of this resolution;

    5. the Corporation file with the United States Securities and Exchange Commission an Annual Report on Form 40-F (the "Form 40-F") covering the Corporation's fiscal year ended December 31, 1999, such Form 40-F to be substantially in the form of the draft presented to the Board of Directors, together with such changes or modifications as may be deemed necessary or appropriate by the officers of the Corporation with and upon the advice of counsel, and the officers of the Corporation be, and they each hereby are, authorized, empowered and directed to execute in the name and on behalf of the Corporation, to procure all other necessary signatures to, and to file with the United States Securities and Exchange Commission, the Form 40-F and any all amendments or supplements thereto;

    6. any director or officer of the Corporation be, and he is, hereby authorised and directed for and on behalf of the Corporation, to execute, whether under the corporate seal of the corporation or otherwise, and to deliver all such certificates, undertakings and other documents and to do all such other acts and things as he may, in his sole discretion, consider necessary or advisable in connection with or to carry out the provisions of this resolution."

                             I, the undersigned, Andrew M. Archibald, chief Financial Officer, Treasurer, Secretary and Vice President Administration of INTERTAPE POLYMER GROUP INC., hereby certify that the foregoing resolutions were duly adopted by the Board of Directors of INTERTAPE POLYMER GROUP INC. on May 15, 2000 and that the said resolutions are, as of the date hereof, in full force and effect and have not been amended.

                             IN WITNESS WHEREOF, I HAVE SIGNED in Montreal, Quebec, this 16th day of May, 2000.

                             /s/ Andrew M. Archibald
                             ------------------------------------------------
                             Name:   Andrew M. Archibald
                             Office: Chief Financial Office, Treasurer,
                                     Secretary, Vice President Administration

                          Intertape Polymer Group Inc.
                                     PROXY
             The Management of the Corporation Solicits this Proxy

The undersigned shareholder of INTERTAPE POLYMER GROUP INC. (the "Corporation") hereby appoints Melbourne F. Yull, failing whom, Michael L. Richards, or instead of the foregoing,

--------------------------------------------------------------------------------

as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON JUNE 21, 2000, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

    The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated below:

(1) ELECTION OF DIRECTORS

    FOR all nominees listed below as a group                      WITHHOLD AUTHORITY to vote for all
    (except as marked to the contrary below)                      nominees listed below as a group

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW.)

Melbourne F. Yull, Eric E. Baker, Michael L. Richards, James A. Motley, Sr., Irvine Mermelstein, Ben J. Davenport, Jr., L. Robbie Shaw, Gordon R. Cunningham.

(2) VOTE FOR [ ] WITHHOLD FROM VOTING [ ] IN RESPECT OF THE APPOINTMENT OF RAYMOND CHABOT GRANT THORNTON AS AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.

                                Date:

                                Signature

Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2) A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3) The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted "FOR" the itemized matters.

                                     PROXY
              PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED.
                           FORMULAIRE DE PROCURATION
            VEUILLEZ COMPLETER ET POSTER DANS L'ENVELOPPE CI-JOINTE.

                        Le Groupe Intertape Polymer Inc.
                           formulaire de procuration
             La Direction de la Societe sollicite cette Procuration

Le soussigne, actionnaire de LE GROUPE INTERTAPE POLYMER INC. (la "Societe"), constitue par les presentes Melbourne F. Yull, ou a defaut, Michael L. Richards, ou, a leur place,

--------------------------------------------------------------------------------

son fonde de pouvoir, pour assister et agir en son nom a L'ASSEMBLEE ANNUELLE DES ACTIONNAIRES DE LA SOCIETE QUI AURA LIEU LE 21 JUIN 2000 ou a toute reprise. Il lui confre tous les pouvoirs qu'il pourrait exercer s'il etait present a une telle assemblee ou reprise, avec autorite pour le fonde de pouvoir de voter et d'agir selon sa discretion quant aux modifications ou aux variations apportees aux questions enoncees dans l'avis de convocation a l'assemblee et quant a toute autre question dument soumise a l'assemblee. CETTE PROCURATION EST SOLLICITEE PAR LA DIRECTION DE LA SOCIETE ET EN SON NOM.

    Le fonde de pouvoir est par les presentes specifiquement autorise a exercer cette procuration afin de voter ou de s'abstenir de voter de la facon indiquee ci-dessous :

(1) ELECTION DES ADMINISTRATEURS

    EN FAVEUR du groupe de candidats don't                        ABSTENTION de voter pour le groupe de
    les noms paraissent ci-dessous (sauf si                       candidats dont les noms apparaissent
    indique au contraire)                                         ci-dessous.

(DIRECTIVES : POUR FAIRE EN SORTE QUE LE FONDE DE POUVOIR S'ABSTIENNE DE VOTER EN FAVEUR DE TOUT CANDIDAT, BIFFER LE NOM DU CANDIDAT EN QUESTION DANS LA LISTE CI-DESSOUS.)

Melbourne F. Yull, Eric E. Baker, Michael L. Richards, James A. Motley, Sr., Irvine Mermelstein, Ben J. Davenport, Jr., L. Robbie Shaw, Gordon R. Cunningham.

(2) EN FAVEUR [ ] ABSTENTION [ ] QUANT A LA NOMINATION DU CABINET RAYMOND CHABOT GRANT THORNTON COMME VERIFICATEURS DE LA SOCIETE ET QUANT A L'AUTORISATION AUX ADMINISTRATEURS DE FIXER LEUR REMUNERATION.

                                Date:

                                Signature

Remarques :

(1) Cette procuration doit etre signee par l'actionnaire ou par son mandataire autorise par ecrit. Si l'actionnaire est une societe, la procuration doit porter son sceau ou etre signee par un dirigeant ou un mandataire dument autorise. Les codetenteurs doivent tous signer. Les executeurs, administrateurs, fiduciaires et autres doivent faire mention de leur fonction lorsqu'ils signent. Une procuration non date est reputee porter la date de son envoi par la poste a l'actionnaire.

(2) Un actionnaire peut nommer comme fonde de pouvoir pour assister et agir en son nom a l'assemblee une personne (qui n'a pas a etre actionnaire) autre que les personnes designies dans ce formulaire de procuration en inscrivant le nom de cette personne dans l'espace prevu ou en remplissant un autre formulaire de procuration approprie.

(3) Lors d'un vote a main levee ou d'un, scrutin, les voix afferentes aux actions representees par ce formulaire de procuration seront exprimees, selon les directives donnees par l'actionnaire, en faveur ou en abstention d'une affaire; en l'absence de directives contraires, les voix afferentes aux actions seront exprimees "EN FAVEUR" des questions specifiees aux presentes.